09010692

COMMUNITY FIRST BANCORPORATION

ANNUAL REPORT 2008

COMMUNITY FIRST BANCORPORATION

OCONEE COUNTY, SOUTH CAROLINA

ANDERSON COUNTY, SOUTH CAROLINA

COMMUNITY FIRST BANCORPORATION

2008 ANNUAL REPORT

Contents

Community First Bank Locations

Walhalla Office
3685 Blue Ridge Boulevard
Walhalla, South Carolina 29691
(864) 638-2105

Seneca Office
1600 Sandifer Boulevard
Seneca, South Carolina 29678
(864) 882-2575

Anderson Office
4002 Clemson Boulevard
Anderson, South Carolina 29621
(864) 222-2440

Williamston Office
208 East Main Street
Williamston, SC 29697
(864) 847-5109

Westminster Office
1101 East Main Street
Westminster, South Carolina 29693
(864) 647-9554

Seneca North Office
449 Highway 123 Bypass
Seneca, SC 29678
(864) 886-0206

Highway 81 Anderson Office
2007 East Greenville Street
Anderson, South Carolina 29621
(864) 224-0178

About the Company

Community First Bancorporation (the "Company") is a bank holding company organized as a South Carolina corporation with one wholly-owned commercial banking subsidiary. Through its subsidiary, Community First Bank (the "Bank"), the Company provides a wide range of lending and deposit services and electronic, internet and telephone banking. Substantially all lending and deposit acquisition activities occur within the Company's local market areas in Oconee and Anderson counties of South Carolina. The Company markets its products and services principally by offering attractive interest rates and fees along with a friendly, personal service approach which management believes can best be accomplished by a locally-owned community bank. The Bank first commenced operations on March 12, 1990, and the Company was organized in 1997 to become the Bank's holding company under a plan approved by the Bank's shareholders.

Financial Highlights

	December 31,			Percent Change	
(Dollars in thousands, except per share)	**2008**	2007	2006	2008/07	2007/06
Balance Sheet					
Total assets	**$ 469,473**	$ 402,148	$ 353,909	16.7%	13.6%
Loans	**270,413**	244,131	202,966	10.8%	20.3%
Securities	**138,546**	104,689	109,082	32.3%	-4.0%
Total deposits	**416,115**	355,867	307,957	16.9%	15.6%
Shareholders' equity	**39,928**	37,911	33,215	5.3%	14.1%
For the Year					
Net interest income	**$ 11,717**	$ 10,348	$ 9,215	13.2%	12.3%
Provision for loan losses	**4,550**	594	65	666.0%	813.8%
Noninterest income	**2,495**	2,206	2,154	13.1%	2.4%
Noninterest expenses	**8,067**	7,132	6,752	13.1%	5.6%
Income tax expense	**253**	1,497	1,534	-83.1%	-2.4%
Net income	**1,342**	3,331	3,018	-59.7%	10.4%
Per share*					
Net income, basic	**$ .38**	$ .97	$ .89	-60.8%	9.0%
Net income, assuming dilution	**0.36**	0.91	0.83	-60.4%	9.6%
Book value at year end	**11.20**	10.86	9.72	3.1%	11.7%
Financial Performance Ratios					
Return on average assets	**0.31%**	0.88%	0.89%		
Return on average equity	**3.38%**	9.46%	9.87%		
Asset Quality Ratios					
Nonperforming loans to total loans	**4.36%**	0.26%	0.02%		
Allowance for loan losses times nonperforming loans	**.5x**	4.1x	44.8x		
Net charge-offs to average total loans	**0.64%**	0.12%	0.05%		

* Adjusted to reflect a 5% stock dividend effective December 18, 2008 and a 10% stock dividend effective December 20, 2007.

President's Report to the Shareholders of Community First Bancorporation

All of us in the banking industry faced severe challenges in 2008. Problems developed in the real estate sector in 2007 and deteriorated further throughout 2008. Those problems were primarily responsible for the current recession. Community First Bank was not involved in the sub-prime mortgage lending programs at the heart of the real estate problems. However, all banks, including Community First Bank, are affected by the high unemployment numbers and extremely weak economy. Despite this tough economic environment, we continue to support and work with our individual consumer and business customers to assist them through these trying times. Our assets grew to over $469 million at year end 2008 compared to $402 million at year end 2007, an increase of 17%.

Because of the deepening problems with the economy, we made decisions during 2008 that we felt were in the best long-term interest of our shareholders. We placed the Company's liquidity position ahead of profits, foregoing potentially higher investment earnings by keeping more of our investable funds in very safe short-term liquid investments. In the third and fourth quarters we aggressively increased our provision and allowance for loan losses. This action was taken because our concern for our customers' ability to meet their obligations due to the increased unemployment and the weakening economy in our market area. Our goals were to maintain an appropriate allowance for possible loan losses and protect our liquidity in order to be in position to deal with the declining economy.

The Company's Board of Directors declared a 5% stock dividend in December 2008 that was issued January 20, 2009. This marked the fifteenth consecutive year that we declared a stock dividend. We believe that the path to long-term shareholder value, and the long-term interest of the Company, is through our focus on community banking, delivering outstanding customer service to our customers, and by achieving solid financial performance.

Our plans for 2009 are to focus on maintaining strong positions in capital and liquidity, to emphasize the origination and maintenance of quality loans, and to continue working closely with our customers. We believe we are well positioned to deal with the challenging economy expected for 2009.

The Board of Directors, senior management, and all employees of our Company express our appreciation for the support and loyalty of our shareholders and our customers.

Respectfully,

Frederick D. Shepherd, Jr.
President and Chief Executive Officer

Financial Summary

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)				
Financial Condition					
Securities	$ 138,546	$ 104,689	$ 109,082	$ 109,821	$ 101,452
Allowance for loan losses	5,475	2,574	2,242	2,266	2,240
Net loans (1)	264,938	241,557	200,724	167,052	155,535
Premises and equipment - net	8,655	8,622	7,937	6,805	4,413
Total assets	469,473	402,148	353,909	320,712	305,348
Noninterest bearing deposits	41,962	42,289	40,576	38,061	34,903
Interest bearing deposits	374,153	313,578	267,381	241,932	233,245
Total deposits	416,115	355,867	307,957	279,993	268,148
Total liabilities	429,545	364,237	320,694	291,858	279,412
Total shareholders' equity	39,928	37,911	33,215	28,854	25,936
Results of Operations					
Interest income	$ 24,551	$ 23,578	$ 19,600	$ 15,923	$ 13,948
Interest expense	12,834	13,230	10,385	6,621	5,077
Net interest income	11,717	10,348	9,215	9,302	8,871
Provision for loan losses	4,550	594	65	250	380
Net interest income after provision	7,167	9,754	9,150	9,052	8,491
Other income	2,495	2,206	2,154	2,139	2,054
Other expenses	8,067	7,132	6,752	5,420	5,151
Income before income taxes	1,595	4,828	4,552	5,771	5,394
Income tax expense	253	1,497	1,534	2,041	1,957
Net income	$ 1,342	$ 3,331	$ 3,018	$ 3,730	$ 3,437
Per Share Data (2)					
Net income, basic	$ 0.38	$ 0.97	$ 0.89	$ 1.10	$ 1.02
Net income, assuming dilution	0.36	0.91	0.83	1.05	0.97
Period end book value	11.20	10.86	9.72	8.50	7.69

(1) Excludes loans held for sale.
(2) Per share amounts have been retroactively adjusted to reflect a 5% stock dividend effective December 20, 2008, a 10% stock dividend effective December 20, 2007, and 5% stock dividends effective December 18, 2006 and November 30, 2005.

Quarterly Financial Information (Unaudited)

	Years Ended December 31,							
	2008				2007			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per share)							
Interest and dividend income	$ 5,922	$ 6,236	$ 6,037	$ 6,356	$ 6,116	$ 5,981	$ 5,820	$ 5,661
Interest expense	3,093	3,006	3,147	3,588	3,453	3,367	3,211	3,199
Net interest income	2,829	3,230	2,890	2,768	2,663	2,614	2,609	2,462
Provision for loan losses	3,175	965	280	130	324	150	120	-
Net interest income after provision	(346)	2,265	2,610	2,638	2,339	2,464	2,489	2,462
Noninterest income	627	634	625	609	635	583	502	486
Noninterest expense	2,237	1,938	2,005	1,887	2,055	1,901	1,642	1,534
Income (loss) before income taxes	(1,956)	961	1,230	1,360	919	1,146	1,349	1,414
Provision for income taxes	(784)	252	385	400	255	375	410	457
Net income (loss)	$ (1,172)	$ 709	$ 845	$ 960	$ 664	$ 771	$ 939	$ 957
Earnings per share *								
Basic	$ (0.33)	$ 0.20	$ 0.24	$ 0.28	$ 0.19	$ 0.23	$ 0.27	$ 0.28
Diluted	(0.33)	0.19	0.23	0.26	0.19	0.21	0.25	0.26

* Per share amounts have been retroactively adjusted to reflect a 5% stock dividend effective December 20, 2008.

During the fourth quarter of 2008, management observed that economic activity in the Company's market areas had deteriorated significantly from its earlier assessments. Numerous factors led to that determination including increasing amounts of past due and nonaccrual loans, reduced sales of housing units, increasing numbers of layoffs in the local workforce, and the announcement by US government economists in the fourth quarter of 2008 that the country's economy had entered a recession in the first quarter of 2008. Consequently, management reevaluated the adequacy of its allowance for loan losses and determined that a significant increase was warranted.

CAUTIONARY NOTICE WITH RESPECT TO FORWARD LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of the securities laws. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements.

All statements that are not historical facts are statements that could be "forward-looking statements." You can identify these forward-looking statements through the use of words such as "may," "will," "should," "could," "would," "expect," "anticipate," "assume, "indicate," "contemplate," "seek," "plan," "predict," "target," "potential," "believe," "intend," "estimate," "project," "continue," or other similar words. Forward-looking statements include, but are not limited to, statements regarding the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, business operations and proposed services.

These forward-looking statements are based on current expectations, estimates and projections about the banking industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- future economic and business conditions;
- lack of sustained growth in the economies of the Company's market areas;
- government monetary and fiscal policies;
- the effects of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer and/or the Internet;
- credit risks;
- higher than anticipated levels of defaults on loans;
- perceptions by depositors about the safety of their deposits;
- capital adequacy;
- the failure of assumptions underlying the establishment of the allowance for loan losses and other estimates, including the value of collateral securing loans;
- ability to weather the current economic downturn;
- loss of consumer or investor confidence;
- availability of liquidity sources;
- the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations as part of these endeavors and the failure to achieve expected gains, revenue growth and/or expense savings from such endeavors;
- changes in laws and regulations, including tax, banking and securities laws and regulations;
- changes in accounting policies, rules and practices;
- changes in technology or products may be more difficult or costly, or less effective, than anticipated;
- the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions and economic confidence; and
- other factors and information described in this report and in any of the other reports that we file with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The Company has no obligation, and does not undertake, to update, revise or correct any of the forward-looking statements after the date of this report. The Company has expressed its expectations, beliefs and projections in good faith and believes they have a reasonable basis. However, there is no assurance that these expectations, beliefs or projections will result or be achieved or accomplished.

Market for Common Stock and Dividends

Trading in the Company's common stock is reported on the OTC Bulletin Board under the ticker symbol "CFOK.OB." The following table summarizes the range of high and low bid prices for the Company's common stock as reported on the OTC Bulletin Board for each quarterly period of 2008 and 2007. Prices shown represent inter-dealer prices without retail markup, markdown or commissions, and may not represent actual transactions. Furthermore, trading in the Company's stock is very limited. Per share prices in the table have been adjusted to reflect a 5% stock dividend effective December 20, 2008.

	2008		2007	
Quarter Ended	High	Low	High	Low
March 31	$ 15.71	$ 11.52	$ 18.61	$ 16.49
June 30	$ 15.95	$ 15.00	$ 16.54	$ 14.94
September 30	$ 15.24	$ 11.52	$ 15.58	$ 12.99
December 31	$ 12.38	$ 7.19	$ 15.71	$ 11.48

As of February 28, 2009, there were approximately 768 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company has not declared or paid any cash dividends since the Company's inception. The Board of Directors declared a 5% stock dividend effective December 20, 2008, a 10% stock dividend effective December 20, 2007 and 5% stock dividends effective December 18, 2006 and November 30, 2005.

The Company's ability to declare and pay cash dividends is largely dependent upon the successful operation of the subsidiary bank and its ability to pay cash dividends to the Company. South Carolina banking regulations restrict the amount of cash dividends that can be paid by the banking subsidiary to the Company. Any of the Bank's cash dividends to the Company in excess of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company, or by the Company to its shareholders, would be prohibited if the effect thereof would cause the capital of the banking subsidiary or the Company to be reduced below minimum capital requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Community First Bancorporation and its wholly-owned subsidiary, Community First Bank (the "Bank"), which are collectively referred to as the "Company." This information should be reviewed in conjunction with the consolidated financial statements and related notes contained elsewhere in this report. Per share net income and net income, assuming dilution, have been adjusted to reflect a 5% stock dividend effective December 20, 2008, a 10% stock dividend effective December 20, 2007 and a 5% stock dividend effective December 18, 2006.

During the second half of 2008, severe economic and credit market disruptions caused by increasing foreclosure rates and valuation difficulties related to sub-prime and other problem mortgages led to significant losses in stock valuations and sharp and sudden decreases in the availability of credit for companies of all sizes. Interest rates associated with short-term US Treasury securities reached historically low levels as some investors refused to entrust their funds to entities other than those presumed riskless. The Federal Reserve pushed its target rate for federal funds lower, as well.

In their efforts to mitigate the factors constraining the flow of credit and to restore confidence in the banking system, Congress enacted legislation and governmental agencies implemented regulations designed to alleviate the fears of bank depositors (by temporarily increasing the limits on insured interest-bearing deposits to $250,000 per account owner and temporarily eliminating the cap on the amount of insured noninterest bearing demand deposits), to provide guarantees for constant dollar money market mutual funds to investors, made available additional capital for banks and other financial institutions in the form of direct preferred stock investments by the US Treasury, and through various other measures which continue to be added to and refined. In addition, the Federal Reserve expanded the types of assets eligible to be used as collateral for discount window borrowings and the types of entities that could use those services.

The demise of the large investment houses and the closing or forced mergers of a few large and recognizable banking companies caused depositors to become concerned about the ongoing viability of their own banks and made them more acutely aware of the FDIC insurance coverage of their deposits. Accordingly, in some cases, the Company's depositors, and those with funds on deposit at other financial institutions, took action to maximize the amount of funds covered by FDIC insurance. This resulted in funds flowing from one institution to another as customers decreased the amount of their funds held by any one institution to the insurance limit. Because there are several larger financial institutions in the Company's market areas which likely could have held significant amounts of such deposits, management believes that the Bank was a net recipient of such funds; i.e., the amount of such funds flowing to the Bank exceeded the amount that the Bank's customers moved to other banks. Because the depositors' primary concern was about the safety of principal, the Bank could compete for the funds without having to increase the rates it offered for deposits.

To further address depositors' concerns about the safety of bank deposits and debt instruments, the FDIC, through its Temporary Liquidity Guarantee Program, provided financial institutions with options to accept unlimited insurance coverage for noninterest bearing transaction accounts (including certain low-interest NOW and IOLTA accounts, but excluding money market deposit accounts) through December 31, 2009 and, separately, the FDIC's guarantee of a portion of an institution's unsecured senior debt with a term of at least 31 days. The FDIC's guarantee of such debt lasts until the earlier of the maturity of the debt or June 30, 2012, provided the institution does not opt out of the program. If an institution participates in these optional programs, its deposit insurance assessments will increase more than if did not participate. The Company and the Bank have not opted out of these programs, but have not issued any guaranteed debt.

The U.S. Treasury's Troubled Assets Relief Program (Capital Purchase Program) was implemented to provide capital to healthy financial institutions. Under this program, the Treasury generally purchases preferred stock and receives warrants to purchase either preferred or common stock. In addition, limits are imposed on the amounts of dividends that the recipients may pay to common stockholders and on certain other activities as well. The Company initially applied to sell approximately $9,000,000 of preferred stock to the U. S. Treasury, but withdrew its application after receiving preliminary approval because of (i) the cost of the preferred stock, (ii) the open-ended administrative burdens associated with the stock, including having to allow Treasury to amend unilaterally the stock purchase agreement to comply with subsequent changes in applicable federal statutes, (iii) the fact that the Company and the Bank were already well capitalized under regulatory guidelines and expected to continue to be so, and (iv) management's belief that other sources of capital were, and would continue to be, available should additional capital be needed.

Earnings Performance

2008 Compared with 2007

For the year ended December 31, 2008, the Company recorded net income of $1,342,000, a decrease of $1,989,000, or 59.7%, from net income of $3,331,000 for 2007. Net income per share for 2008 was $.38 compared with $.97 for 2007. Per share net income, assuming dilution from outstanding stock options, was $.36 for 2008 and $.91 for 2007. Return on average assets was .31% for 2008 compared with .88% for 2007. Return on average shareholders' equity was 3.38% for 2008 compared with 9.46% for 2007.

The decrease in net income for 2008 was caused primarily by a significantly higher provision for loan losses. The provision for loan losses for 2008 was $4,550,000, an increase of $3,956,000 over the 2007 provision. Deterioration in asset quality, evidenced by larger amounts of nonaccrual, past due and potential problem loans led to those increased provisions. Due to continuing weakness and other problems in many areas of the local and national economies, the Company expects that higher than normal amounts of provision for loan losses may be needed in the future until general economic conditions begin to improve. While the ultimate timing, extent, and likelihood of such potential improvements currently are unknown, it is expected that significant improvement is not likely in the short-term.

Net interest income for 2008 was $1,369,000 more than for 2007 due to higher levels of taxable securities and loans, higher rates earned on taxable securities and lower rates paid for deposits (especially the rates paid for interest bearing transaction and savings accounts) and other funding sources. Higher amounts of nonaccrual loans had a detrimental effect on the amount of interest income on loans recognized in the period. When a loan is placed in nonaccrual status, the Company discontinues recognizing interest accrual in income and reverses any amount of previously accrued but uncollected interest attributable to that loan against interest income. Loans categorized as nonaccrual as of December 31, 2008 totaled $11,799,000 and included approximately $8,494,000 of loans that were not categorized as nonaccrual loans as of December 31, 2007. Despite those effects, interest income on loans for 2008 was $612,000 more than for 2007. The average rate earned on loans in 2008 was 81 basis points lower than for 2007.

Other income for 2008 increased by $289,000 over the 2007 amount, primarily as a result of increases in the value of life insurance contracts. Other expenses increased by $935,000 primarily due to higher salaries and employee benefits, increased expenses related to the banking office network and higher data processing expenses.

Land intended to be used for the Bank's further expansion in Anderson County was obtained near Powdersville, SC in 2007. The Company has established neither a budget nor a schedule for the construction of that proposed office.

2007 Compared with 2006

For the year ended December 31, 2007, the Company recorded net income of $3,331,000, an increase of $313,000, or 10.4%, over net income of $3,018,000 for 2006. Net income per share for 2007 was $.97 compared with $.89 for 2006. Per share net income, assuming dilution from outstanding stock options, was $.91 for 2007 and $.83 for 2006. Return on average assets was .88% for 2007 compared with .89% for 2006. Return on average shareholders' equity was 9.46% for 2007 compared with 9.87% for 2006.

Net income for 2007 increased due to increased amounts of net interest income and other income. Partially offsetting those factors were increased expenses resulting from an increase of $529,000 in the amount provided for loan losses during 2007, expenses related to the opening and operation of a new banking office in the City of Anderson and the effects of agreements between the Company and its Chief Executive Officer related to his compensation and retention.

The provision for loans losses for 2007 was $594,000, an increase of $529,000 or 813.8% from the $65,000 provided in 2006. For 2007, net loan charge-offs were $262,000, or $173,000 more than in 2006. Year end 2007 nonperforming loans (nonaccrual loans and accruing loans 90 days or more past due) increased $575,000 from the amount at the end of 2006. Potential problem loans decreased $88,000 by the end of 2007 compared with the end of 2006. Of the 2007 year end potential problem loans, 76.1% were secured by real estate mortgages compared with 86.4% at the end of 2006.

The Bank opened a new full-service banking office on Highway 81 in the City of Anderson, SC during the fourth quarter of 2007. The cost of construction was approximately $800,000. During 2007, the Company, the Bank and their Chief Executive Officer entered into agreements related to his compensation and retention. The subsidiary Bank purchased life insurance contracts to partially fund its obligations under those agreements. Approximately $386,000 of expense related to those agreements is included in compensation expenses for 2007. Included in other income for 2007 were increases in the value of the underlying insurance contracts of approximately $108,000.

Net Interest Income

Net interest income, the difference between interest income earned and interest expense incurred, is the principal source of the Company's earnings. Net interest income is affected by changes in the levels of interest rates and by changes in the volume and mix of interest earning assets and interest bearing liabilities.

2008 Compared with 2007

Net interest income was $11,717,000 and $10,348,000 for 2008 and 2007, respectively. Interest income for 2008 was $24,551,000, an increase of $973,000, or 4.1%, over 2007. Interest expense for 2008 was $12,834,000, a decrease of $396,000, or 3.0% from $13,230,000 for 2007. Larger average amounts of interest earning assets, especially in the relatively higher-yielding loan and taxable securities categories, resulted in the increased interest income amount in 2008, overcoming a 55 basis point decrease in the yield on earning assets for the 2008 period. Interest expense for 2008 decreased despite large increases in the average amounts of time deposits, in large part because the average cost of interest-bearing liabilities for 2008 was 76 basis points lower than for 2007.

During 2008, the amount of nonaccrual loans increased. This was especially noteworthy during the last six months of the year. Consequently, the amount of accrued but uncollected interest on such loans was more than in prior years. The reversal of that income, and the loss of income after the nonaccrual date, negatively affected both the dollar amount of the income and the Company's yield on loans for 2008. Approximately $340,000 of interest income attributable to nonaccrual loans was not recognized in 2008; this decreased the yield on loans by approximately 13 basis points. The amounts of interest on nonaccrual loans in prior years were not material. Also contributing to the lower loan yield for 2008 were the effects of decreases in the prime rate on variable rate loans. As of December 31, 2008 and 2007, approximately $75,000,000 and $70,000,000 of loans were variable rate loans.

Interest income on investment securities for 2008 increased by $934,000 over the prior year amount as a result of both higher average amounts and higher rates earned. During 2008, the Bank sold approximately $9,736,000 of its investments in mortgage-backed securities and securities issued by government-sponsored enterprises. In addition, maturities, calls and paydowns of securities during 2008 totaled approximately $48,364,000. During 2008, approximately $91,647,000 of new securities were purchased, including purchases of approximately $37,671,000, or 41% of all purchases for the year, during the last four months of 2008. The average yield on taxable and tax-exempt securities for 2008 was 4.66% for 2008 compared with 4.30% for 2007. As of December 31, 2008, the average yield of investment securities was 4.79% compared with 4.44% at December 31, 2007.

Interest earned on federal funds sold decreased by $577,000, primarily due to lower rates resulting from the Federal Reserve's actions to provide economic stimulus.

Interest expense for 2008 decreased by $396,000 compared with 2007 primarily due to lower rates paid for deposit accounts. The average rate paid for all deposit accounts in 2008 was 3.66%, a decrease of 76 basis points from the 2007 level. As stated previously, many depositors shifted their focus from income accumulation to loss prevention, especially during the last few months of 2008. Consequently, total deposits as of December 31, 2008 were $32,393,000 more than they were as of September 30, 2008 and $60,248,000 more than at December 31, 2007.

2007 Compared with 2006

Net interest income was $10,348,000 and $9,215,000 for 2007 and 2006, respectively. Interest income for 2007 was $23,578,000, an increase of $3,978,000, or 20.3%, over 2006. Interest expense for 2007 was $13,230,000, an increase of $2,845,000, or 27.4%, over 2006. The Company experienced higher average volumes of interest earning assets and interest bearing liabilities in 2007 as well as higher average yields and rates on those instruments.

The yield on average earning assets for 2007 was 6.57%, an increase of 56 basis points over the 2006 yield, and the rate paid on average interest bearing liabilities for 2007 increased by 55 basis points to 4.42% in 2007 from 3.87% in 2006. The combination of these factors resulted in a 1 basis point increase in the interest rate spread. Net yield on earning assets increased by 7 basis points to 2.89%.

Higher volumes of interest earning assets and interest bearing liabilities resulted in increased interest income and interest expenses. Interest income increased $3,978,000 with approximately 71% of the increase attributable to higher average amounts of interest earning assets and 29% attributable to higher interest rates earned. Interest expense increased $2,845,000. Approximately 53% of this increase was attributable to higher rates paid for interest bearing deposit accounts and borrowings.

During the first seven months of 2007, the Federal Reserve maintained its interest rate targets at levels set previously. Beginning in September 2007, however, a series of rate cuts began which reduced the Federal Reserve's Discount Window Primary Credit rate from 6.25% to 4.75% by the end of the year.

During 2007, the amount of loans outstanding increased significantly. Year-end loans for 2007 were $244,131,000, an increase of $41,165,000, or 20.3%, over the 2006 year-end amount. The average amount of loans outstanding during 2007 increased by $40,321,000, or 21.9%, over the 2006 average amount. The average yield earned on loans in 2007 was 7.84%, compared with 7.53% during 2006.

Loans secured by real estate mortgages increased by $37,254,000, or 25.2%, over the 2006 year-end amount. Closed-end loans secured by conventional 1-4 family residential properties increased by $31,448,000, or 36.4%, during 2007. The Company does not originate or hold sub-prime mortgage loans.

Consumer installment loans increased by $4,095,000, or 14.2%, during 2007 primarily due to an increase of $2,543,000, or 19.8%, in the amount of loans secured by automobiles.

As of December 31, 2007 and 2006, approximately $70,000,000 and $54,000,000, respectively, or 28.7% and 26.6%, respectively, of the Company's loan portfolio was composed of variable rate loans directly indexed to movements in the prime rate.

Competition for deposits in the Company's market areas continued to be strong during 2007. In response, the Company offered higher rates and interest bearing deposits increased by $46,197,000, or 17.3%, over the prior year-end amount. Time deposits issued in amounts of $100,000 or more grew by the largest amount of any deposit category, increasing by $28,270,000, or 41.4%, over the 2006 year-end amount. The average rate paid for these deposits in 2007 was 67 basis points higher than the 2006 average rate. Growth in other time deposits also was significant, with the 2007 year-end amount increasing by $24,355,000, or 21.0%, over the 2006 year-end amount. The average rate paid for these deposits in 2007 was 69 basis points higher than in 2006. Savings deposits at the end of 2007 declined by $9,198,000, or 30.0%, from the end of 2006. The average rate paid for savings deposits in 2007 was only 5 basis points higher than the rate paid in 2006. The average rate paid for all interest bearing deposits in 2007 was 4.42%, an increase of 55 basis points over the average rate paid in 2006.

Average Balances, Yields and Rates

	Years Ended December 31,								
	2008			2007			2006		
	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates
	(Dollars in thousands)								
Assets									
Interest bearing deposits due from banks	$ 995	$ 18	1.81%	$ 157	$ 6	3.82%	$ 82	$ 4	4.88%
Taxable securities	100,395	4,808	4.79%	89,867	3,890	4.33%	99,922	3,868	3.87%
Tax-exempt securities (2)	20,699	833	4.02%	19,630	817	4.16%	16,457	636	3.86%
Federal funds sold	25,579	632	2.47%	23,730	1,209	5.09%	24,814	1,175	4.74%
Federal Home Loan Bank stock	1,053	48	4.56%	888	56	6.31%	972	52	5.35%
Loans (2) (3) (4)	259,055	18,212	7.03%	224,353	17,600	7.84%	184,032	13,865	7.53%
Total interest earning assets	407,776	24,551	6.02%	358,625	23,578	6.57%	326,279	19,600	6.01%
Cash and due from banks	8,913			8,370			6,573		
Allowance for loan losses	(3,038)			(1,065)			(2,263)		
Unrealized securities gains (losses)	(64)			(2,286)			(2,341)		
Premises and equipment	8,774			8,189			7,586		
Other assets	12,578			6,227			3,914		
Total assets	$ 434,939			$ 378,060			$ 339,748		
Liabilities and shareholders' equity									
Interest bearing deposits									
Interest bearing transaction accounts	$ 57,416	$ 1,049	1.83%	$ 57,117	$ 1,783	3.12%	$ 46,942	$1,358	2.89%
Savings	25,181	340	1.35%	25,042	658	2.63%	28,513	736	2.58%
Time deposits $100M and over	111,780	4,326	3.87%	85,815	4,054	4.72%	72,936	2,953	4.05%
Other time deposits	148,295	6,839	4.61%	126,588	6,531	5.16%	114,091	5,100	4.47%
Total interest bearing deposits	342,672	12,554	3.66%	294,562	13,026	4.42%	262,482	10,147	3.87%
Short-term borrowings	1,219	11	0.90%	-	-	0.00%	56	2	3.57%
Long-term debt	6,615	269	4.07%	4,975	204	4.10%	5,955	236	3.96%
Total interest bearing liabilities	350,506	12,834	3.66%	299,537	13,230	4.42%	268,493	10,385	3.87%
Noninterest bearing demand deposits	41,173			40,099			38,197		
Other liabilities	3,583			3,225			2,489		
Shareholders' equity	39,677			35,199			30,569		
Total liabilities and shareholders' equity	$ 434,939			$ 378,060			$ 339,748		
Interest rate spread (5)			2.36%			2.15%			2.14%
Net interest income and net yield on earning assets (6)		$ 11,717	2.87%		$ 10,348	2.89%		$9,215	2.82%
Interest free funds supporting earning assets (7)	$ 57,270			$ 59,088			$ 57,786		

(1) Average balances are computed on a daily basis.
(2) Income and yields on tax-exempt securities and loans have not been adjusted on a tax equivalent basis.
(3) Nonaccrual loans are included in the average loan balances and income on such loans generally is recognized on a cash basis.
(4) Includes immaterial amounts of loan fees.
(5) Total interest earning assets yield less the total interest bearing liabilities rate.
(6) Net interest income divided by total interest earning assets.
(7) Total interest earning assets less total interest bearing liabilities.

The table, "Volume and Rate Variance Analysis," provides a summary of changes in net interest income resulting from changes in volumes of interest earning assets and interest bearing liabilities (change in volume times prior period rate), and the rates earned and paid on such assets and liabilities (change in rate times prior period volume).

Volume and Rate Variance Analysis

	2008 Compared with 2007			2007 Compared with 2006		
	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
	(Dollars in thousands)					
Interest bearing deposits due from banks	$ 16	$ (4)	$ 12	$ 3	$ (1)	$ 2
Taxable securities	481	437	918	(410)	432	22
Tax-exempt securities	43	(27)	16	129	52	181
Federal funds sold	88	(665)	(577)	(53)	87	34
Federal Home Loan Bank stock	9	(17)	(8)	(4)	8	4
Loans	2,553	(1,941)	612	3,143	592	3,735
Total interest income	3,190	(2,217)	973	2,808	1,170	3,978
Interest bearing deposits						
Interest bearing transaction accounts	9	(743)	(734)	311	114	425
Savings	4	(322)	(318)	(91)	13	(78)
Time deposits $100M and over	1,088	(816)	272	566	535	1,101
Other time deposits	1,047	(739)	308	594	837	1,431
Short-term borrowings	11	-	11	(2)	-	(2)
Long-term debt	67	(2)	65	(40)	8	(32)
Total interest expense	2,226	(2,622)	(396)	1,338	1,507	2,845
Net interest income	$ 964	$ 405	$ 1,369	$ 1,470	$ (337)	$ 1,133

(1) The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances except in categories having balances in only one period. In such cases, the entire variance is attributed to volume variances.

Management currently is not able to predict with any significant degree of certainty either the direction or frequency of changes in interest rates that may occur during 2009. While many government programs have been recently implemented or are currently being implemented in an effort to provide economic stimulus, the actual results of those programs currently are unknown. In addition, other programs have been approved, but are not yet implemented and the results of those programs cannot be predicted with confidence. Accordingly, the Company faces a high level of uncertainty with respect to future costs of funding and returns on earning assets.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and its estimate of the related allowance for loan losses. Provisions for loan losses were $4,550,000, $594,000 and $65,000 for the years ended December 31, 2008, 2007 and 2006, respectively. During 2008, the Company had significantly higher amounts of nonaccrual, past due and other potential problem loans. Some signs of deterioration in the local real estate market were observed in the first quarter of 2008 and the rate of deterioration was gradual through the first three quarters of the year. However, during the fourth quarter of 2008, the rate of deterioration increased. The Company is monitoring these developments closely and is working with its customers in an effort to collect the maximum amounts possible. For 2008, the Company charged off loans totaling $1,666,000, an increase of $1,374,000 over the 2007 amount. Recoveries of charge-offs were not significant in either period. Charge-offs in 2008 were experienced in all sectors of the loan portfolio, but were especially noteworthy in the real estate mortgage and commercial and industrial categories. See "Impaired Loans," "Potential Problem Loans," "Allowance for Loan Losses" and "The Application of Critical Accounting Policies" for further information and a discussion of the methodology used and factors considered by management in its estimate of the allowance for loan losses.

The provision for 2007 increased over the 2006 amount due to higher net charge-offs, an increase in loans outstanding at the end of the year, uncertainty about whether the Company's market areas would be susceptible to the declines in real estate values that have been exhibited elsewhere, and an increase in the amount of nonaccrual loans. The allowance for loan losses as a percentage of total loans at year-end was 1.05% for 2007 compared with 1.10% for 2006. Net charge-offs for 2007 were $262,000, an increase of $173,000 over the 2006 amount.

Other Income

Other income for 2008 increased by $289,000 over the 2007 amount. Due to increased usage, debit card transaction fees increased by $94,000. The value of life insurance contracts increased by $267,000 over the 2007 amounts. Decreases were noted in credit life insurance commissions, mortgage brokerage income and other income. These categories of other income recently have been in a declining trend. Net losses of $3,000 were incurred on the sales of investments.

Noninterest income for 2007 increased by $52,000 over the amount for 2006 due to increases in the cash surrender value of life insurance policies owned by the Bank and higher amounts of income from ATM and other debit card-related services. There were no realized gains or losses on sales of investment securities in 2007. Service charges on deposit accounts for 2007 were $42,000 less than in 2006 due to lower activity associated with an overdraft protection product. Mortgage brokerage income declined to less than half of its 2006 level as the Company originated more residential mortgage loans for its own portfolio in 2007.

Other Expenses

2008 Compared with 2007

Noninterest expense for 2008 totaled $8,067,000, an increase of $935,000, or 13.1%, over the amount for 2007. Salaries and employee benefits increased by $416,000, or 10.1%, over the 2007 amount due to an increase of $219,000 in salaries and wages, an increase of $139,000 for employee insurance benefits expenses, and a $48,000 increase in deferred compensation expenses. Net occupancy and furniture and equipment expenses increased by $70,000 due to increased expenses for real estate taxes, utilities, and building depreciation and maintenance. Transaction expenses related to debit card services increased in 2008 to $373,000, or $96,000 more than for 2007 due to higher transaction volumes. Other expenses for 2008 were $352,000 more than the 2007 amount primarily due to an increase of $151,000 in the Bank's deposit insurance assessments and an increase of $107,000 in data processing expenses.

Certain noninterest expenses are expected to continue to increase in 2009. Expenses of the FDIC's Temporary Liquidity Guarantee Program and a recently announced "special emergency assessment" are expected to result in significant increases in the amounts of the Bank's assessments for deposit insurance. In 2007, the Company acquired property for future expansion near Powdersville, SC, but has not yet determined when it will begin construction of a banking office on that site. Management closely monitors noninterest expenses so that profitability objectives may be achieved while promoting growth in the Company's market share in Oconee and Anderson counties.

2007 Compared with 2006

Noninterest expense for 2007 increased by $380,000, or 5.6%, over the amount for 2006. Salaries and employee benefits increased by $474,000, or 13.0%, over the amount for 2006 primarily due to $386,000 in deferred compensation expense recognized under the compensation and retention agreements entered into with the Company's Chief Executive Officer, which was partially offset by the non-recurring effects of the adoption of SFAS 123(R) and acceleration of the vesting schedules of all affected options in 2006. Share-based compensation expense recognized in salaries and employee benefits in 2006 was approximately $302,000. During 2006, the Company discontinued granting stock options to its officers and directors; therefore, there was no comparable expense in 2007. The remainder of the increase in salaries and benefits is attributable to normal salary increases, and increases in personnel related to the continued expansion of the Bank's network of offices.

Net occupancy and furniture and equipment expense for 2007 increased by $96,000 over the amounts for 2006 due to higher depreciation, real estate taxes and other expenses related to operating the expanded office network.

Other expenses for 2007 decreased by $190,000 from the 2006 amount. The non-recurring effects of adopting SFAS 123(R) in 2006 included $291,000 of directors' compensation that was then included in other operating expenses. Other expenses decreasing in 2007 including expenses for printing and stationery (down $13,000), advertising and promotion (down $6,000), other real estate expenses (down $5,000), and data processing and software expenses (down $22,000). Other notable increases in other expenses were noted in telephone expense which increased by $9,000 and professional services expense which increased by $83,000, primarily for fees paid to a compensation consultant for services related to the CEO's compensation and retention agreements.

Income Taxes

Income tax expense for 2008 fell by $1,244,000 from the 2007 amount, due to the $3,233,000 decrease in income before income taxes. The effective income tax rates (income tax expense divided by income before income taxes) were 15.9% for 2008, 31.0% for 2007, and 33.7% for 2006. For 2008, income from tax-exempt investment securities and nontaxable increases in the value of life insurance contracts were approximately 76% of income before income taxes.

For 2007, federal and state income taxes decreased by $37,000 from the 2006 amount. Tax-exempt securities income and nontaxable increases in the value of bank-owned life insurance policies totaled $925,000 for 2007. For 2006, income from tax-exempt securities income was $636,000 and the Company had not yet obtained bank-owned life insurance contracts.

Securities

The following table summarizes the carrying value amounts of securities held by the Company at each of the dates indicated.

	December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Available-for-sale			
Mortgage-backed securities issued by US Government agencies	$ 1,829	$ -	$ -
Government-sponsored enterprises (GSEs)	63,981	56,545	56,204
Mortgage-backed securities issued by GSEs	41,357	22,193	27,344
State, county and municipal	19,469	20,288	18,939
Total available-for-sale	126,636	99,026	102,487
Held-to-maturity			
Mortgage-backed securities issued by GSEs	11,910	5,663	6,595
Total securities	$ 138,546	$ 104,689	$ 109,082

The following table presents maturities and weighted average yields of securities at December 31, 2008. Yields on tax-exempt state, county and municipal obligations have not been computed on a taxable-equivalent basis.

Securities Portfolio Maturities and Yields

	December 31, 2008									
	Within One Year		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Mortgage-backed securities issued by US Government agencies (1)	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ 1,829	4.20%	$ 1,829	4.20%
Government-sponsored enterprises (GSEs)	2,043	4.55%	10,638	4.70%	40,429	5.07%	10,871	5.48%	63,981	5.06%
Mortgage-backed securities issued by GSEs (1)	1,260	4.21%	8,176	3.76%	4,922	4.45%	38,909	5.00%	53,267	4.74%
State, county and municipal	-	0.00%	1,133	3.65%	3,172	4.19%	15,164	4.09%	19,469	4.08%
Total	$ 3,303	4.42%	$ 19,947	4.26%	$ 48,523	4.95%	$ 66,773	4.85%	$ 138,546	4.79%

(1) Maturity categories based upon final stated maturity dates. Average maturity is substantially shorter because of the monthly return of principal on certain securities.

Government-sponsored enterprises ("GSEs") are agencies and corporations established by the U.S. Government, including, among others, the Federal Home Loan Banks, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal Farm Credit Banks. Securities issued by these enterprises are not obligations of the U.S. Government and are not backed by the full faith and credit of the U.S. Government or otherwise guaranteed by the U.S. Government. Evidencing the quality of the issuers, however, these securities generally are eligible to be used as security for public deposits of the U.S. Treasury, government agencies and corporations and states and other political subdivisions and may used as collateral to secure borrowings from the Federal Reserve Bank's Discount Window. As of December 31, 2008, securities with a carrying value of $64,131,000 were pledged to secure public deposits.

On an ongoing basis, management assigns securities upon purchase into one of three categories (trading, available-for-sale or held-to-maturity) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Company has never held securities for trading purposes. During 2008, the Company realized net losses of $3,000 on the sales of securities. During 2007 and 2006, the Company realized no gains or losses on sales of investment securities. No transfers of available-for-sale or held-to-maturity securities to other categories were made in any of the years 2006 through 2008.

The investment portfolio increased by $33,857,000 in 2008 from the 2007 year-end amount. The Company invested significant amounts in mortgage-backed securities issued by GSEs and other GSE securities, increasing these categories by $32,847,000 over the prior year amounts. Yields associated with these securities at the time of their purchase were generally superior to yields available for other categories of securities with similar expected lives and the Company's management believed that, because these types of securities are held worldwide, there was no more than a remote probability that the U.S. Government would fail to provide a commitment to repay these obligations.

The investment portfolio decreased by $4,393,000 in 2007 from the 2006 year-end amount. During 2007, the Company's investment in securities issued by GSEs increased only minimally, securities issued by state, county and municipal governments increased by $1,349,000, or 7.1%, and investments in mortgage-backed securities issued by GSEs decreased by $6,083,000, or 17.9%. Prior to the 2008 purchases, the Company last purchased mortgage-backed securities issued by GSEs in July 2005. Income from securities issued by state, county and municipal governments is generally exempt from federal income taxes. Through the interest rate cycle, the advantages of holding different types of securities, and management's preferences among categories of earning assets, change. Consequently, the composition of the investment portfolio may change as management continually seeks to maximize the yield realized from earning assets within the constraints of other risk mitigation policies.

The overall yield on investment securities held as of December 31, 2008 was 4.79%, compared with 4.44% as of December 31, 2007 and 4.10% as of December 31, 2006.

All mortgage-backed securities held by the Company in 2008 and 2007 were issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Government National Mortgage Association.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no concentrations of loans in any particular individual, industry or groups of related individuals or industries, and there are no foreign loans. The Company's loan portfolio is, however, dependent upon economic and other factors that affect its local market area, and a substantial portion of the loan portfolio is secured by real estate.

The amounts of loans outstanding as of the end of each of the last five years, and the percentage of each category to total loans, are shown in the following tables according to type of loan:

Loan Portfolio Composition

			December 31,		
	2008	2007	2006	2005	2004
			(Dollars in thousands)		
Commercial, financial and industrial					
Commercial and industrial	$ 21,372	$ 22,042	$ 22,268	$ 20,873	$ 21,907
Purchasing or carrying securities	1,815	1,823	2,000	2,136	2,372
Real estate - construction	30,451	2,201	1,982	674	338
Real estate - mortgage					
1-4 family residential	109,153	131,944	98,708	72,774	65,360
Multifamily (5 or more) residential	66	2,421	1,900	1,229	1,036
Nonfarm, nonresidential	73,450	50,833	47,337	46,544	43,589
Consumer installment					
Credit card and checking credit	1,517	1,407	1,334	1,148	1,036
Other	32,589	31,460	27,437	23,940	22,137
Total loans	$270,413	$244,131	$202,966	$169,318	$157,775

Percentage Loan Portfolio Composition

			December 31,		
	2008	2007	2006	2005	2004
Commercial, financial and industrial					
Commercial and industrial	7.9%	9.0%	11.0%	12.3%	13.9%
Purchasing or carrying securities	0.7%	0.8%	1.0%	1.3%	1.5%
Real estate - construction	11.2%	0.9%	1.0%	0.4%	0.2%
Real estate - mortgage					
1-4 family residential	40.4%	54.0%	48.6%	43.0%	41.4%
Multifamily (5 or more) residential	0.0%	1.0%	0.9%	0.7%	0.7%
Nonfarm, nonresidential	27.2%	20.8%	23.3%	27.5%	27.6%
Consumer installment					
Credit card and checking credit	0.6%	0.6%	0.7%	0.7%	0.7%
Other	12.0%	12.9%	13.5%	14.1%	14.0%
Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies and practices designed to control both the types and amounts of risks assumed, and to minimize losses. Such policies and practices include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Total loans grew $26,282,000, or 10.8%, during 2008 and $41,165,000, or 20.3%, in 2007. The ratio of total loans to total deposits at the end of 2008 was 65.0% compared with 68.6% at the end of 2007. During 2008, the Company changed the way it categorizes loans, including the 1-4 family residential sub-category of the Real estate-mortgage grouping, the Real estate - construction category, and the non-farm, non-residential loan category. Accordingly, the categories shown for 2008 are not in all cases directly comparable to amounts reported in previous years.

Commercial and industrial loans primarily represent loans to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. During 2008, commercial and industrial loans decreased by $670,000, or 3.0%, compared with a decrease of $226,000, or 1.0%, during 2007. Loans mainly for business and investment purposes that are secured by real estate (nonfarm, nonresidential) increased by $22,617,000, or 44.5%, in 2008 compared with an increase of $3,496,000, or 7.4%, in 2007. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, more in-depth initial and continuing financial analysis of a borrower's cash flows and other financial information is generally required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan-to-value ratios are limited to 75% and permanent financing commitments are usually required prior to the advancement of loan proceeds.

Loans secured by real estate mortgages, excluding construction loans, comprised approximately 68% and 76% of the Company's loan portfolio at the end of 2008 and 2007, respectively. Real estate mortgage loans of all types totaled $182,669,000 at the end of 2008 and $185,198,000 at the end of 2007. These amounts are not comparable due to the 2008 changes in the way loans are categorized, as discussed above. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily home loans. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential real estate loans are secured by business and commercial properties with loan-to-value ratios generally limited to 70%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment. The Company does not originate high-risk mortgage loans such as so-called option ARMs, loans with high loan-to-value ratios (without requiring the purchaser to obtain private mortgage insurance), loans with fixed monthly payment amounts that are less than the interest accrued on the loan, or loans with low initial monthly payments that increase to much higher levels at some future time.

Real estate values in the Company's market areas, particularly residential real properties, began to show some signs of weakness beginning in the first quarter of 2008 and have deteriorated further since that time. The deterioration in the local real estate market was slow at first and accelerated during the third and fourth quarters of 2008. Higher foreclosure rates, increasing unemployment and other factors resulted in lower demand for housing and have driven down property values. The decline in property values does not directly cause defaults by borrowers other than home builders, but it does reduce the likelihood that either the defaulting borrower or the foreclosing bank will receive enough from the sale of the property to repay the loan in full.

National political and industry leaders recently have been working to encourage private-sector programs whereby lenders and mortgage servicers would be able to work with distressed borrowers to prevent a glut of foreclosures. By reworking loan terms, including eliminating or reducing to a manageable level the payment shock that often results when certain adjustable-rate loans "reset," it may be possible for borrowers to continue making monthly payments and remain in their homes. In addition, the Federal Reserve recently has initiated a series of interest rate cuts to provide stimulus to the national economy and it and the US Treasury continue to proactively provide liquidity to the financial markets.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of the Company's loans, by type, as of December 31, 2008, as well as the type of interest requirement on such loans.

	December 31, 2008			
	Due in One Year or Less	Due after One through Five Years	Due after Five Years	Total
	(Dollars in thousands)			
Commercial, financial and industrial	$ 9,689	$ 12,847	$ 651	$ 23,187
Real estate - construction	24,337	5,291	823	30,451
Real estate - mortgage	37,226	96,007	49,436	182,669
Consumer installment	9,861	21,574	2,671	34,106
Total loans	$ 81,113	$ 135,719	$ 53,581	$ 270,413
Maturity greater than one year:				
Predetermined rate				$ 136,641
Variable rate				$ 52,659

Impaired Loans

Impaired loans are those loans on which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans and loans which are 90 days or more delinquent as to principal or interest payments. The Company had no loans accounted for as troubled debt restructurings in the past five years. Following is a summary of the Company's impaired loans:

Nonaccrual and Past Due Loans

	December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Nonaccrual loans	$ 11,799	$ 625	$ 50	$ 900	$ 1,465
Accruing loans 90 days or more past due	-	-	-	5	9
Total	$ 11,799	$ 625	$ 50	$ 905	$ 1,474
Percent of total loans	4.4%	0.3%	0.0%	0.5%	0.9%

When an impaired loan is 90 days or more past due as to interest or principal or there is serious doubt as to ultimate collectibility, the accrual of interest income is generally discontinued. Previously accrued interest on loans placed in a nonaccrual status is reversed against current income, and subsequent interest income is recognized on a cash basis when received. When the collectibility of a significant amount of principal is in serious doubt, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. The amount of interest income that would have been included in income if nonaccrual loans had been current in accordance with their terms for 2008 approximated $821,000. The amounts of such income for prior years were immaterial. The amount of interest income on nonaccrual loans that was included in interest income for 2008 was approximately $480,000. For prior years, the amounts of such income were not material.

As of December 31, 2008, nonaccrual loans totaling $11,376,000, while 96.41% of such loans, were secured by real estate.

As of December 31, 2008, there were no irrevocable commitments to lend additional funds to debtors owing amounts on nonaccrual loans.

Potential Problem Loans

Management has identified and maintains a list of potential problem loans that are not included in impaired loans (nonaccrual or past due 90 days or more and still accruing). A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes doubts as to the ability of such borrowers to comply with the current loan repayment terms. The total amount of loans outstanding at December 31, 2008 determined by management to be potential problem loans was $6,910,000, an increase of $3,822,000 from the amount of such loans as of December 31, 2007. This amount does not represent management's estimate of potential losses since a large proportion of such loans is secured by various types of collateral. The following table presents information about the types of collateral securing potential problem loans.

	December 31, 2008	
	Amount	%
	(Dollars in thousands)	
Real estate mortgage	$ 5,002	72.4%
Vehicles	353	5.1%
Mobile homes	6	0.1%
Other	1,034	15.0%
Unsecured	515	7.4%
Total	$ 6,910	100.0%

Allowance for Loan Losses

The table, "Summary of Loan Loss Experience", summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

Management believes that an aggregate evaluation that emphasizes individual loan risk grades and specific problem loan allocations is more meaningful than an allocation by loan categories. See "The Application of Critical Accounting Policies" for further discussion of the factors and procedures used by management in estimating the allowance for loan losses.

Summary of Loan Loss Experience

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Total loans outstanding at end of period	$270,413	$244,131	$202,966	$169,318	$157,775
Average amount of loans outstanding	259,055	224,353	184,032	164,243	152,546
Balance of allowance for loan losses - beginning	$ 2,574	$ 2,242	$ 2,266	$ 2,240	$ 2,197
Loans charged off					
Commercial and industrial	652	88	13	-	31
Real estate - mortgage	667	13	6	61	104
Consumer installment	347	191	115	242	226
Total charge-offs	1,666	292	134	303	361
Recoveries of loans previously charged off					
Commercial and industrial	5	-	-	-	6
Real estate - mortgage	-	-	31	10	-
Consumer installment	12	30	14	69	18
Total recoveries	17	30	45	79	24
Net charge-offs	1,649	262	89	224	337
Additions to allowance charged to expense	4,550	594	65	250	380
Balance of allowance for loan losses - ending	$ 5,475	$ 2,574	$ 2,242	$ 2,266	$ 2,240
Ratios					
Net charge-offs to average loans	0.64%	0.12%	0.05%	0.14%	0.22%
Net charge-offs to loans at end of period	0.61%	0.11%	0.04%	0.13%	0.21%
Allowance for loan losses to average loans	2.11%	1.15%	1.22%	1.38%	1.47%
Allowance for loan losses to loans at end of period	2.02%	1.05%	1.10%	1.34%	1.42%
Net charge-offs to allowance for loan losses	30.12%	10.18%	3.97%	9.89%	15.04%
Net charge-offs to provision for loan losses	36.24%	44.11%	136.92%	89.60%	88.68%

Deposits

The average amounts and percentage composition of deposits held by the Company for the years ended December 31, 2008, 2007 and 2006, are summarized below:

Average Deposits

	Years Ended December 31,					
	2008		2007		2006	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Noninterest bearing demand	$ 41,173	10.7%	$ 40,099	12.0%	$ 38,197	12.7%
Interest bearing transaction accounts	57,416	15.0%	57,117	17.1%	46,942	15.6%
Savings	25,181	6.6%	25,042	7.5%	28,513	9.5%
Time deposits $100M and over	111,780	29.1%	85,815	25.6%	72,936	24.3%
Other time deposits	148,295	38.6%	126,588	37.8%	114,091	37.9%
Total deposits	$383,845	100.0%	$334,661	100.0%	$300,679	100.0%

As of December 31, 2008, there were $126,492,000 in time deposits of $100,000 or more. Approximately $35,383,000 mature within three months, $19,875,000 mature over three through six months, $61,413,000 mature over six through twelve months and $9,821,000 mature after one year. This level of large time deposits, as well as the growth in other deposits, is attributed both to growth planned by management and the recent efforts of some customers to spread their deposits among several financial institutions in order to maximize the amount of deposit insurance applicable to their funds. The FDIC's deposit insurance coverage limit was increased to $250,000 per account owner for all deposit accounts at all insured financial institutions through December 31, 2009. For financial institutions that elect to participate in the FDIC's Temporary Liquidity Guarantee Program for deposits, an unlimited amount of deposit insurance will be in place for noninterest-bearing transaction accounts through December 31, 2009. The Company and the Bank are participating in this program. As of December 31, 2008, approximately $33,380,000 of time deposits of $100,000 or more represented deposits of local governmental entities. It is a common industry practice not to consider time deposits of $100,000 or more as core deposits since their retention can be influenced heavily by rates offered. Therefore, such deposits have the characteristics of shorter-term purchased funds. Certificates of deposit $100,000 and over require that the Company achieve and maintain an appropriate matching of maturity distributions and a diversification of sources to achieve an appropriate level of liquidity. The Company does not purchase brokered deposits.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

	Years Ended December 31,		
	2008	2007	2006
Return on assets	0.31%	0.88%	0.89%
Return on equity	3.38%	9.46%	9.87%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to assets ratio	9.12%	9.31%	9.00%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which are convertible immediately into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus of liquidity management being on the ability to obtain deposits within the Company's market areas. Core deposits (total deposits less time deposits of $100,000 and over) provide a relatively stable funding base, and the average of these deposits represented 62.6% of average total assets during 2008 compared with 65.8% during 2007. Deposits of several local governmental entities comprised approximately 14% and 12% of total deposits at the end of 2008 and 2007, respectively. Because of the potentially volatile nature of this funding source, the Bank maintains membership in the Federal Home Loan Bank of Atlanta (the "FHLB") in order to gain access to its credit programs. As of December 31, 2008, the Bank had borrowed $9,500,000 from the FHLB and was eligible to borrow up to an additional $22,515,000. Such borrowings may be secured by a lien on its investment in FHLB stock, the Bank's unencumbered holdings of securities issued by the FHLB, and certain first mortgage residential loans held. The amount of eligible mortgage-related collateral instruments remaining available as of December 31, 2008 to secure any additional FHLB borrowings totaled approximately $12,856,000. The amount of the Bank's unencumbered investment securities issued by the FHLB was approximately $12,296,000 as of December 31, 2008. In addition, the banking subsidiary has available unused short-term lines of credit to purchase up to $6,900,000 of federal funds from unrelated correspondent institutions. The lines generally limit the period of time that any related borrowings may be outstanding and are cancelable at any time in the sole discretion of the lender.

The Bank has been approved by the Federal Reserve Bank ("FRB") to have immediate access to the FRB's Discount Window. Access to this facility allows the Bank to obtain funds on short notice by pledging various types of assets to the FRB to secure amounts borrowed. The Bank obtained access to this facility to diversity and strengthen the financial position of available funding sources.

Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold. Securities available-for-sale and funds available from maturing loans and paydowns of mortgage-backed securities provide secondary sources of liquidity.

The Company's ability to meet its cash obligations or to pay any possible future cash dividends to shareholders is dependent primarily on the successful operation of the subsidiary bank and its ability to pay cash dividends to the Company. Any of the Bank's cash dividends in excess of the amount of the subsidiary's current year-to-date earnings ($1,390,000 at December 31, 2008) are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum regulatory requirements. In 2008, 2007 and 2006, the Company received no cash dividends from its banking subsidiary. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the Company are also restricted.

Management believes that, by continuing to participate in both of the FDIC's Temporary Liquidity Guarantee Programs, the Company and the Bank will be able to obtain sufficient funds to meet their operating needs in the local marketplace.

Capital Resources

Shareholders' equity increased by $2,017,000 and $4,696,000 during 2008 and 2007, respectively. During 2008, net income increased shareholders' equity by $1,342,000 and the exercise of stock options and related income tax benefits resulted in increases totaling $431,000. Other comprehensive income or loss, consisting of the change in unrealized holding gains and losses on available-for-sale securities adjusted for the effects of realized losses, net of deferred tax effects, increased shareholders' equity by $247,000. Approximately $3,000 was payable in lieu of the issuance of fractional shares in conjunction with the 5% stock dividend declared in 2008. During 2007, net income increased shareholders' equity by $3,331,000 and the exercise of stock options and related income tax benefits provided increases totaling $566,000. Other comprehensive income or loss, which consisted of the change in unrealized holding gains and losses on available-for-sale securities, net of deferred tax effects, increased shareholders' equity by $804,000. Approximately $5,000 was paid in lieu of the issuance of fractional shares in conjunction with the 10% stock dividend declared in 2007.

The Company and its banking subsidiary are each subject to regulatory risk-based capital adequacy standards. Under these standards, bank holding companies and banks are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), federal bank regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank or bank holding company. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Unrealized holding gains and losses on available-for-sale securities are generally excluded for purposes of calculating regulatory capital ratios. However, the extent of any unrealized appreciation or depreciation on securities will continue to be a factor that regulatory examiners consider in their overall assessment of capital adequacy.

Quantitative measures established by regulation to ensure capital adequacy require both the Company and the Bank to maintain minimum amounts and ratios, as set forth in the table below, of Total and Tier 1 Capital, as defined in the regulation, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2008 and 2007, that the Company and the Bank exceeded all capital adequacy minimum requirements to which they were subject.

To be categorized as well capitalized as defined in the Federal Deposit Insurance Act, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. Federal regulators may also categorize the Bank as less than well capitalized based on subjective criteria. Bank holding companies with higher levels of risk, or that are experiencing or anticipating significant growth, are expected by the Federal Reserve to maintain capital well above the minimums. There are no conditions or events that management believes would cause the Company's or the Bank's category to be other than that resulting from meeting the minimum ratio requirements.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2008			(Dollars in thousands)			
The Company						
Total Capital to risk weighted assets	$ 43,470	14.1%	$ 24,633	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 39,601	12.9%	$ 12,317	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 39,601	8.8%	$ 18,010	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 41,513	13.5%	$ 24,622	8.0%	$ 30,777	10.0%
Tier 1 Capital to risk weighted assets	$ 37,646	12.2%	$ 12,311	4.0%	$ 18,466	6.0%
Tier 1 Capital to average assets (leverage)	$ 37,646	8.4%	$ 18,004	4.0%	$ 22,505	5.0%
December 31, 2007						
The Company						
Total Capital to risk weighted assets	$ 40,405	17.3%	$ 18,642	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 37,831	16.2%	$ 9,321	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 37,831	9.7%	$ 15,594	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 38,763	17.3%	$ 18,642	8.0%	$ 23,302	10.0%
Tier 1 Capital to risk weighted assets	$ 36,189	16.2%	$ 9,321	4.0%	$ 13,981	6.0%
Tier 1 Capital to average assets (leverage)	$ 36,189	9.7%	$ 15,594	4.0%	$ 19,492	5.0%

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses having large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

The Company presently engages in only limited off-balance sheet arrangements. Such arrangements are defined as potentially material transactions, agreements, or other contractual arrangements which the Company has entered into that involve an entity that is not consolidated into its financial statements and, under which the Company, whether or not it is a party to the arrangement, has, or in the future may have:

- any obligation under a direct or indirect guarantee or similar arrangement;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement;
- derivatives, to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements; or
- any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements (excluding the footnotes thereto).

The Company's off-balance-sheet arrangements presently include only commitments to extend credit and standby letters of credit. Such instruments have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to these instruments is represented by the contractual, or notional, amount of those instruments. Generally, the same credit policies used for on-balance sheet instruments, such as loans, are used in extending loan commitments and letters of credit. The following table sets out the contractual amounts of those arrangements:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Loan commitments	$ 30,486	$ 35,954
Standby letters of credit	915	1,039

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

The Bank obtained the required regulatory approval to purchase land on which it plans to construct a new banking office building in Powdersville, South Carolina. The Bank has not yet applied for regulatory approval to open that office and no budgets or timetables for construction have yet been made.

As described under "Liquidity," management believes that its various sources of liquidity provide the resources necessary for the Bank to fund the loan commitments and to perform under standby letters of credit, if the need arises. Neither the Company nor the Bank are involved in other off-balance sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Short-Term Borrowings

The Company did not have any material short-term borrowings outstanding at any time during 2008.

The Application of Critical Accounting Policies

The consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. Management believes that the provision and allowance for loan losses discussed below is a critical accounting policy that may involve a higher degree of judgment and complexity in its application and represents the critical accounting policy used in the preparation of the Company's financial statements. If different assumptions or conditions were to prevail, the results could be materially different from the reported results.

Management has discussed the selection, development and disclosure of this critical accounting policy's methodology and assumptions with the Company's audit committee to enhance the committee's awareness of those factors and to enable the committee to assess the appropriateness of management's procedures and conclusions, and its disclosures about this accounting policy.

Provision and Allowance for Loan Losses

The Company is required to estimate the collectibility of its loan portfolio as of each accounting period end and, based on such estimates, provide for an allowance for loan losses. The allowance for loan losses is increased by the provision for loan losses charged to expense, and any recoveries received on loans previously charged off. The allowance is decreased by deducting the amount of uncollectible loans charged off.

A considerable amount of judgment is required in order to compute an estimate of the amount of the allowance for loan losses. Management's judgments must be applied in assessing the current creditworthiness of the Company's borrowers and in estimating probable losses incurred in the loan portfolio based on factors discussed below and their potential effects based on currently known facts and circumstances. Changes in the estimated allowance for loan losses arising as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which such a change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific allowance amounts are provided for individual loans based on management's evaluation of the Company's loss exposure taking into account the current payment status, underlying collateral and other known information about a particular borrower's circumstances. Typically, these loans are identified as impaired or have been assigned internal risk grades of management attention, special mention, substandard or doubtful. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount believed to be appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Risk grades assigned are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and validated by the Company's independent external credit review firm.

During 2008, an environment of economic slowdown and uncertainty, rising unemployment, increasing inventories of unsold housing units (including new construction, owner-occupied resale properties, and properties foreclosed or otherwise acquired by lenders), falling real estate values, a declining stock market, and other negative factors led to higher levels of impaired and potential problem loans. Problems which previously were confined in large part to other areas of the country became local problems. Management estimates that local real estate values decreased by at least 25% during 2008. Consequently, some loans that were appropriately margined at inception are no longer fully secured. In addition, completed residential units now require a longer marketing period, fewer borrowers qualify for loans due to tightening of underwriting standards, and many of those who might be able to find financing are choosing not to purchase a new home. Speculative activity in real properties has also decreased significantly.

During the fourth quarter of 2008, approximately $8,494,000 of loans were transferred to nonaccrual status. Of those loans, $5,949,000 represented loans secured by owner-occupied residential properties, $1,755,000 represented loans for construction and land development, and $643,000 represented loans secured by commercial real estate. Of the remaining amount, $80,000 represented a few small-balance consumer loans, and the remaining $67,000 was composed primarily of loans for commercial vehicles. As of the end of 2008, impaired loans increased to $11,799,000 compared with $625,000 one year earlier, representing an increase of $11,474,000. Potential problem loans were $6,910,000 as of the end of 2008 compared with $3,088,000 as of the end of 2007 and $3,176,000 at the end of 2006. The values of real estate and vehicles which serve as collateral for many of the loans recognized as impaired and potential problem loans in prior years helped keep charge-offs relatively low considering the total credit exposures present in those loans. However, circumstances at the end of 2008 indicate that, in some cases, the values of such items may have been reduced.

The provision for loan losses charged to expense increased in 2008 to $4,550,000 compared with $594,000 for 2007 and $65,000 in 2006. The allowance for loan losses at the end of 2008 was $5,475,000, an increase of $2,901,000 from the allowance of $2,574,000 as of the end of 2007.

An increase in the amount of loans outstanding during 2007, higher amounts of net charge-offs, higher levels of nonaccrual loans and only a slight reduction in potential problem loans were factors leading to the increase in the provision for loan losses in 2007. Although the Company uses conservative underwriting standards, including adhering to prudent loan-to-value ratios, the values of properties taken as collateral generally are determined by appraisal processes that rely, in part, on other recent local transactions as an indicator of value. If values in a local market become overstated appraisals become less reliable indicators of the properties' realizable values.

Higher levels of loans collateralized by mortgages on real estate, lower amounts of nonperforming loans, and a significantly lower incidence in loan charge-offs in 2006 contributed to the decrease in the 2006 provision for loan losses as compared with 2005. The Company's loan portfolio increasingly is collateralized by residential and commercial real estate. Such collateral, combined with other conservative underwriting standards, is believed to offer the Company substantial protection from ultimately incurring losses in the event that foreclosure and liquidation of the collateral is necessary, though there can be no assurances to that effect.

The $250,000 provision for loan losses 2005 resulted primarily from increases in potential problem loans, the $11,543,000 growth of the loan portfolio, and was influenced by lower net charge-offs that reflected both a reduced level of charge-offs and higher recoveries of amounts previously charged against the allowance. Net charge-offs to average loans in 2005 was, however, substantially lower than the trailing four-year average of that measure.

In 2004, the $380,000 provision for loan losses resulted primarily from higher levels of charge-offs, increased levels of nonaccrual and potential problem loans, changes in the economic characteristics of the Company's market area, uncertainty about the effect of increasing interest rates on loan customers' abilities to cope with potentially higher repayment requirements, and growth of the loan portfolio.

Management has established loan and credit policies and practices that are designed to control credit risks as a part of the loan underwriting process. These policies and practices include, for example, requirements for minimum loan to collateral value ratios, real estate appraisal requirements, and obtaining credit and financial information on borrowers. However, if the capacity for borrowers to repay and/or collateral values should deteriorate subsequent to the underwriting process, the estimate of the provision and allowance for loan losses might increase, thereby decreasing net income and shareholders' equity. A significant or prolonged downturn in national and local economic and business conditions, such as the one currently unfolding, could further erode the borrowers' capacity to repay these loans as well as the value of the underlying collateral. This scenario would be likely to substantially increase the level of impaired or non-performing loans and non-earning foreclosed assets and increase overall credit risk by shrinking the margin of collateral values as compared with loans outstanding. Another factor that could adversely affect borrowers' ability to make payments in accordance with loan terms is the potential for continued increases in rates charged for loans. The Company has a significant amount of variable rate loans outstanding. In addition, some loans are refinanced at maturity rather than being paid out in a lump sum. If interest rates were to increase sharply in a short time period, some loan customers might not be able to afford payments on loans made or repriced at the higher resulting interest rates, nor would they necessarily be able to obtain more favorable terms elsewhere. This could also cause an increase in the amounts of impaired or non-performing assets and other credit risks.

Impact of Recent Accounting Changes

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141(R), "Business Combinations" ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or any gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January, 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end entity is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the effect of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (formerly known as "minority interests"). As a result, diversity in practice exists. In some cases, minority interests are reported as a liability and in other cases it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent company's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income in the consolidated income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that the parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interest of the parent and its noncontrolling interests. SFAS 160 was effective for the Company on January 1, 2009 and had no effect on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires enhanced disclosure about an entity's derivative and hedging activities, thereby improving the transparency of financial reporting. It requires that the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation thereby conveying the purpose of derivative use in terms of the risks that the entity is intending to manage. SFAS was effective for the Company on January 1, 2009 and will result in additional disclosure if the Company enters into any material derivative or hedging activities.

In February 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). This Staff Position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The intent of this Staff Position is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. generally accepted accounting principles. This Staff Position was effective for the Company on January 1, 2009 and had no material impact on the Company's financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") is the United States (the GAAP hierarchy). SFAS 162 was effective November 15, 2008. The FASB has stated that it does not expect that SFAS 162 will result in a change in current practice. The application of SFAS 162 had no effect on the Company's financial position, results of operations or cash flows.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). This Staff Position specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in a subsequent period. FSP APB 14-1 provides guidance for initial and subsequent measurement as well as derecognition provisions. The Staff Position was effective as of January 1, 2009 and had no material effect on the Company's financial position, results of operations or cash flows.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1"). This Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 was effective January 1, 2009 and had no effect on the Company's financial position, results of operations, earnings per share or cash flows.

FASB Staff Position SFAS 133-1 and FIN 45-4 "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("FSP SFAS 133-1 and FIN 45-4") was issued in September 2008 effective for reporting periods (annual or interim) ending after November 15, 2008. FSP SFAS 133-1 and FIN 45-4 amends SFAS 133 to require the seller of credit derivatives to disclose the nature of the credit derivative, the maximum potential amount of future payments, the fair value of the derivative, and the nature of any recourse provisions. Disclosures must be made for entire hybrid instruments that have embedded credit derivatives.

FSP SFAS 133-1 and FIN 45-4 also amends FASB Interpretation No. 45 ("FIN 45") to require disclosure of the current status of the payment/performance risk of the credit derivative guarantee. If an entity utilizes internal groupings as a basis for the risk, disclosure must also be made of how the groupings are determined and how the risks are managed.

The Staff Position encourages that the amendments be provided in periods earlier than the effective date to facilitate comparisons at initial adoption. After initial adoption, comparative disclosures are required only for subsequent periods.

FSP SFAS 133-1 and FIN 45-4 clarifies the effective date of SFAS 161 such that required disclosures should be provided for any reporting period (annual or interim) beginning after November 15, 2008. The adoption of this Staff Position had no material effect on the Company's financial position, results of operations or cash flows.

The Securities and Exchange Commission's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarification about fair value accounting. The Press Release includes guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterates the factors in SEC Staff Accounting Bulletin Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

On October 10, 2008, the FASB issued FSP SFAS 157-3 "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). This FSP clarifies the application of SFAS No. 157 "Fair Value Measurements") (see Note N) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP was effective upon issuance, including prior periods for which financial statements had not yet been issued.

The Company considered guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than temporary impairment as of December 31, 2008 as discussed in Note C.

FSP SFAS 140-4 and FIN 46(R)-8 "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interest in Variable Interest Entities" was issued in December 2008 to require public companies to disclose additional information about transfers of financial assets and any involvement with variable interest entities. The FSP also requires certain disclosures for public entities that are sponsors and servicers of qualifying special purpose entities. The FSP is effective for the first reporting period ending after December 15, 2008. Application of this FSP had no impact on the financial position of the Company.

Quantitative and Qualitative Disclosures about Market Risk

Market risk for the Company consists primarily of interest rate risk, particularly with respect to appropriately aligning the repricing characteristics of its earning assets and interest bearing funding sources. Management actively monitors and manages the Company's interest rate risk exposure. Other risks, such as credit quality and liquidity risk, are also managed in the normal course of business, but management considers interest rate risk to be the most significant market risk facing the Company. Other types of market risks, such as foreign currency exchange risk and commodity price risk do not constitute significant risks to the Company in the conduct of its business.

The Company's primary goal is to manage the mix and repricing characteristics of its interest earning assets and interest bearing liabilities within the context of a dynamic interest rate environment in such a way that net interest income grows consistently. To be successful, the Company must be able to achieve this result while simultaneously maintaining adequate capital and liquidity to meet its other obligations.

All of the Company's interest bearing deposits and its long-term debt mature or reprice within five years. Accordingly, the interest rates offered by the Company to attract such deposits are determined principally by reference to (1) the yield curve for U. S. Treasury securities with similar remaining maturities (adjusted for credit quality) and (2) the rates offered by other financial institutions in the Company's local market areas.

Rates charged for loans and accepted in return for investments in securities are determined similarly. Certain loan products, such as residential mortgage loans and loans for the purpose of financing commercial real estate development, may be relatively long-lived instruments. As such, the life-time funding of these types of loans usually consists of several short-term deposit or other debt instruments acquired serially throughout the life of the asset. Each of those funding events is associated with its own borrowing cost. Therefore, the profitability of the Company's interest earning assets may vary as the funding sources for the assets change through time. In some cases, longer-term deposits and borrowings may be acquired on a variable rate basis. The repricing characteristics of those sources do not necessarily match with the repricing characteristics of the assets that may be purchased with those funds.

Management limits the risks inherent in funding long-term assets with short-term sources primarily by limiting the potential period of "mismatch" in the repricing characteristics of affected assets and liabilities or by attempting to limit the amount by which the rates may vary. Generally, all loans with original maturities in excess of five years are made on a variable rate basis with frequent interest rate "reset" dates. Alternatively, when the repayment term of a loan is initially established in excess of five years, the Company ordinarily requires that the loan be reviewed and the interest rate changed to reflect current market conditions at least as often as every five years.

To mitigate other types of risks that are indirectly related to changes in interest rate, such as those risks that could arise for customers who have sufficient resources to service their debts as long as interest rates remain low but insufficient resources if interest rates rise, the Company generally does not promote or grant loans to borrowers who qualify for credit only if the associated initial interest rate is unusually low. Also, consumers are not encouraged to borrow the maximum amount for which they might qualify.

In addition, the Company does not offer interest-only type loans for protracted periods, and discourages loans where there are high loan-to-value or high debt-to-income ratios. The Company generally does not use credit scoring techniques in isolation as a basis for extending consumer credit.

Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly monitors interest rate risk exposures and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets at the end of 2008 by $218,786,000, resulting in a cumulative gap ratio of .38. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 2008 with respect to the one-year time horizon. For a bank with a negative gap, falling interest rates would ordinarily be expected to have a positive effect on net interest income and rising rates would ordinarily be expected to have a negative effect. During 2008, the maturities of certain time deposits shifted to within the one-year horizon, the Company invested in longer-term securities and more loans were originated with extended maturities or repricing periods.

The table, "Interest Sensitivity Analysis", reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Securities are reflected at the earlier of each instrument's ultimate maturity or contractual repricing date. Overnight federal funds sold are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval. These liabilities are subject to contractual arrangements that allow management to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Company is not obligated to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Variable rate time deposits, principally individual retirement accounts, are reflected at the earlier of their next repricing or maturity dates.

Interest Sensitivity Analysis

	December 31, 2008				
	Within 3 Months	4-12 Months	Over 1-5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest earning assets					
Interest bearing deposits due from banks	$ 12,969	$ -	$ -	$ -	$ 12,969
Securities	1,781	1,522	19,947	115,296	138,546
Federal Home Loan Bank stock	1,220	-	-	-	1,220
Federal funds sold	18,793	-	-	-	18,793
Loans (1)	65,610	33,417	148,094	11,493	258,614
Total interest earning assets	100,373	34,939	168,041	126,789	$ 430,142
Interest bearing liabilities					
Interest bearing deposits					
Interest bearing transaction accounts	$ 54,800	$ -	$ -	$ -	$ 54,800
Savings	24,859	-	-	-	24,859
Time deposits $100M and over	35,383	81,288	9,821	-	126,492
Other time deposits	22,311	130,457	15,234	-	168,002
Long-term debt	3,500	1,500	4,500	-	9,500
Total interest bearing liabilities	140,853	213,245	29,555	-	$ 383,653
Interest sensitivity gap	$ (40,480)	$ (178,306)	$ 138,486	$ 126,789	
Cumulative interest sensitivity gap	$ (40,480)	$ (218,786)	$ (80,300)	$ 46,489	
Gap ratio	0.71	0.16			
Cumulative gap ratio	0.71	0.38			

(1) Loans are net of nonaccruing loans totaling $11,799,000.

The following table shows the Company's financial instruments that are sensitive to changes in interest rates. The Company uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, projected repayments and prepayments of principal, and potential and probable calls of investment securities. For core deposits without contractual maturity (i.e., interest checking, savings and money market accounts), the table presents cash flows based on management's estimate of their most likely runoff pattern. Actual cash flows could vary significantly from the estimated amounts presented.

	2008 Year-End Average Yield / Rate	2009	2010	2011	2012	2013	Thereafter	Balance	Estimated Fair Value
					(Dollars in thousands)				
Interest earning assets									
Interest-bearing deposits with other banks	0.10%	$ 12,969	$ -	$ -	$ -	$ -	$ -	$ 12,969	$ 12,969
Investment securities	4.79%	3,303	6,236	4,058	2,601	7,052	115,296	138,546	138,874
Federal funds sold	0.10%	18,793	-	-	-	-	-	18,793	18,793
Loans	6.15%	99,027	89,705	53,187	14,213	11,054	3,227	270,413	265,053
Interest bearing liabilities									
Savings	0.27%	$ 24,859	$ -	$ -	$ -	$ -	$ -	$ 24,859	$ 24,859
Interest bearing transaction accounts	1.42%	54,800	-	-	-	-	-	54,800	54,800
Time deposits	3.83%	269,439	21,393	803	2,153	706	-	294,494	296,384
Total interest bearing deposits	3.20%	349,098	21,393	803	2,153	706	-	374,153	376,043
Long-term debt	3.83%	1,500	1,500	-	-	1,500	5,000	9,500	10,232

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are made only in accordance with the authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material impact on the financial statements.

Under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2008 based on the framework in "Internal Control – Integrated Framework" promulgated by the Committee of Sponsoring Organizations of the Treadway Commission and the interpretive guidance issued by the Securities and Exchange Commission in Release No. 34-55929. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting because management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
of Community First Bancorporation

We have audited the accompanying consolidated balance sheets of Community First Bancorporation and subsidiary (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community First Bancorporation and subsidiary as of December 31, 2008 and 2007, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

J.W. Hunt and Company, LLP

J. W. Hunt and Company, LLP
Columbia, South Carolina
March 30, 2009

Consolidated Balance Sheets

Community First Bancorporation and Subsidiary

	December 31, 2008	December 31, 2007
Assets		
Cash and due from banks (Note B)	$ 9,204,306	$ 10,272,260
Interest bearing deposits due from banks	12,969,193	164,781
Federal funds sold	18,793,000	24,236,000
Cash and cash equivalents	40,966,499	34,673,041
Securities available-for-sale (Note C)	126,635,534	99,026,049
Securities held-to-maturity (fair value of $12,238,445 for 2008 and $5,625,083 for 2007) (Note C)	11,910,268	5,663,113
Federal Home Loan Bank stock, at cost	1,219,600	839,900
Loans (Note D)	270,413,317	244,131,013
Allowance for loan losses	(5,475,294)	(2,573,758)
Loans - net	264,938,023	241,557,255
Premises and equipment - net (Note E)	8,655,253	8,621,525
Accrued interest receivable	2,775,788	2,529,155
Bank-owned life insurance	8,482,802	7,107,784
Other assets	3,888,880	2,130,413
Total assets	$ 469,472,647	$ 402,148,235
Liabilities		
Deposits (Note F)		
Noninterest bearing	$ 41,961,968	$ 42,288,971
Interest bearing	374,153,215	313,577,582
Total deposits	416,115,183	355,866,553
Accrued interest payable	3,044,981	3,479,569
Long-term debt (Note H)	9,500,000	4,500,000
Other liabilities	884,860	391,125
Total liabilities	429,545,024	364,237,247
Commitments and contingent liabilities (Note M)		
Shareholders' equity (Note I)		
Preferred Stock - no par value; 10,000,000 shares authorized; None issued and outstanding	-	-
Common stock - no par value; 10,000,000 shares authorized; issued and outstanding - 3,564,279 for 2008 and 3,324,105 for 2007	37,084,462	35,008,926
Additional paid-in capital	747,621	681.498
Retained earnings	1,768,552	2,140,465
Accumulated other comprehensive income (loss)	326,988	80,099
Total shareholders' equity	39,927,623	37,910,988
Total liabilities and shareholders' equity	$ 469,472,647	$ 402,148,235

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Community First Bancorporation and Subsidiary

	Years Ended December 31,		
	2008	2007	2006
Interest income			
Loans, including fees	$ 18,212,174	$ 17,600,104	$ 13,864,479
Securities			
Taxable	4,807,778	3,890,240	3,868,407
Tax-exempt	833,677	816,428	635,967
Federal funds sold	632,265	1,208,738	1,174,768
Other	47,714	55,829	52,121
Interest bearing deposits due from banks	17,787	6,277	4,393
Total interest income	24,551,395	23,577,616	19,600,135
Interest expense			
Time deposits $100,000 and over	4,325,891	4,054,315	2,952,983
Other deposits	8,228,274	8,972,052	7,193,745
Short-term borrowings	11,051	-	1,789
Long-term debt	269,208	203,871	236,864
Total interest expense	12,834,424	13,230,238	10,385,381
Net interest income	11,716,971	10,347,378	9,214,754
Provision for loan losses (Note D)	4,550,000	594,000	65,000
Net interest income after provision	7,166,971	9,753,378	9,149,754
Other income			
Service charges on deposit accounts	1,478,495	1,473,469	1,515,390
Credit life insurance commissions	14,375	28,587	48,303
Mortgage brokerage income	26,646	33,203	68,194
Loss on sales of securities available-for-sale	(3,396)	-	-
Debit card transaction fees	473,265	378,671	302,038
Increase in value of life insurance contracts	375,012	107,784	-
Other income	130,885	184,685	219,817
Total other income	2,495,282	2,206,399	2,153,742
Other expenses (Notes J and L)			
Salaries and employee benefits	4,537,173	4,120,766	3,647,451
Net occupancy expense	514,488	432,852	346,610
Furniture and equipment expense	429,850	441,010	431,078
Debit card transaction expenses	373,382	276,993	279,388
Other expense	2,212,477	1,859,975	2,047,238
Total other expenses	8,067,370	7,131,596	6,751,765
Income before income taxes	1,594,883	4,828,181	4,551,731
Income tax expense (Note K)	252,385	1,497,469	1,533,762
Net income	$ 1,342,498	$ 3,330,712	$ 3,017,969
Per share (Note I)			
Net income, basic	$ 0.38	$ 0.97	$ 0.89
Net income, assuming dilution	0.36	0.91	0.83

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Community First Bancorporation and Subsidiary

	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2006	2,798,409	$ 26,955,661	$ -	$ 3,296,060	$ (1,397,333)	$ 28,854,388
Comprehensive income:						
Net income	-	-	-	3,017,969	-	3,017,969
Unrealized net holding gains on available-for-sale securities arising during the period, net of income tax effects of $377,023	-	-	-	-	673,179	673,179
Total other comprehensive income (loss)	-	-	-	-	-	673,179
Total comprehensive income	-	-	-	-	-	3,691,148
Issuance of 5% stock dividend, including cash payment for fractional shares	140,570	3,022,534	-	(3,029,337)	-	(6,803)
Share-based compensation, net of tax benefits	-	-	593,100	-	-	593,100
Exercise of employee stock options	19,579	83,197	-	-	-	83,197
Balance, December 31, 2006	2,958,558	30,061,392	593,100	3,284,692	(724,154)	33,215,030
Comprehensive income:						
Net income	-	-	-	3,330,712	-	3,330,712
Unrealized net holding gains on available-for-sale securities arising during the period, net of income tax effects of $450,431	-	-	-	-	804,253	804,253
Total other comprehensive income (loss)	-	-	-	-	-	804,253
Total comprehensive income	-	-	-	-	-	4,134,965
Income tax benefits from exercises of non-qualified stock options in excess of amount previously provided	-	-	88,398	-	-	88,398
Declaration of 10% stock dividend distributed on January 15, 2008 and cash payment for fractional shares	295,470	4,469,444	-	(4,474,939)	-	(5,495)
Exercise of employee stock options	70,077	478,090	-	-	-	478,090
Balance, December 31, 2007	3,324,105	35,008,926	681,498	2,140,465	80,099	37,910,988
Comprehensive income:						
Net income	-	-	-	1,342,498	-	1,342,498
Unrealized net holding gains on available-for-sale securities arising during the period, net of income tax effects of $137,053	-	-	-	-	244,712	244,712
Reclassification adjustment, net of income tax effects of $1,219	-	-	-	-	2,177	2,177
Total other comprehensive income (loss)	-	-	-	-	-	246,889
Total comprehensive income	-	-	-	-	-	1,589,387
Income tax benefits from exercises of non-qualified stock options in excess of amount previously provided	-	-	66,123	-	-	66,123
Declaration of 5% stock dividend distributed on January 20, 2009 and cash payable for fractional shares	169,406	1,711,001	-	(1,714,411)	-	(3,410)
Exercise of employee stock options	70,768	364,535	-	-	-	364,535
Balance, December 31, 2008	3,564,279	$ 37,084,462	$ 747,621	$ 1,768,552	$ 326,988	$ 39,927,623

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Community First Bancorporation and Subsidiary

	Years Ended December 31,		
	2008	2007	2006
Operating activities			
Net income	$ 1,342,498	$ 3,330,712	$ 3,017,969
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	4,550,000	594,000	65,000
Writedowns of foreclosed assets	-	-	-
Depreciation	416,971	399,456	373,883
Deferred income taxes	(956,973)	(266,418)	(131,488)
Amortization of net loan fees and costs	(179,539)	(225,117)	(224,944)
Securities accretion and premium amortization	75,087	53,843	152,566
Losses realized on sales of available-for-sale securities	3,396	-	-
Accretion of cash surrender value of life insurance	(375,012)	(107,784)	-
Loss (gain) on sale of foreclosed assets	6,000	(354)	(30,621)
Increase in interest receivable	(246,633)	(347,583)	(552,818)
(Decrease) increase in interest payable	(434,588)	776,623	885,813
Increase in prepaid expenses and other assets	(273,766)	(506,041)	(179,823)
Increase (decrease) in other accrued expenses	56,209	(29,408)	(13,753)
Deferred compensation expense	434,116	386,446	-
Share-based compensation expense	-	-	593,100
Net cash provided by operating activities	4,417,766	4,058,375	3,954,884
Investing activities			
Purchases of available-for-sale securities	(84,156,840)	(25,224,140)	(25.209,833)
Maturities, calls and paydowns of available-for-sale securities	47,120,613	29,879,688	25,682,329
Proceeds of sales of available-for-sale securities	9,732.462	-	-
Purchases of securities held-to-maturity	(7,490.035)	-	-
Maturities, calls and paydowns of held-to-maturity securities	1,243,838	938,552	1,163,035
Purchases of Federal Home Loan Bank stock	(379,700)	-	(31,800)
Proceeds of redemptions of Federal Home Loan Bank stock	-	140,300	-
Net increase in loans made to customers	(28,457,229)	(41,202,385)	(33,566,455)
Purchases of premises and equipment	(450.699)	(1,083,499)	(1,506,718)
Proceeds from sale of foreclosed assets	34,000	14,589	167,942
Proceeds from sale of real estate held for sale	-	36,449	-
Purchases of bank-owned life insurance	(1,000.006)	(7.000,000)	-
Net cash used by investing activities	(63,803,596)	(43,500,446)	(33,301,500)
Financing activities			
Net increase (decrease) in demand deposits, interest bearing transaction accounts and savings accounts	2,485,387	(4,715,971)	25,163.011
Net increase in certificates of deposit and other time deposits	57,763,243	52,625,215	2.801,699
Net (decrease) increase in short-term borrowings	-	(4,500,000)	1,000,000
Proceeds of issuances of long-term debt	6,000,000	-	-
Repayment of long-term debt	(1,000,000)	(1,000,000)	(1,000,000)
Payment of cash in lieu of fractional shares for stock dividend	-	(5,495)	(6,803)
Exercise of employee stock options	364,535	478,090	83,197
Excess tax benefits of exercises of stock options	66,123	88,398	-
Net cash provided by financing activities	65,679,288	42,970,237	28,041,104
Increase (decrease) in cash and cash equivalents	6,293,458	3,528,166	(1,305,512)
Cash and cash equivalents, beginning	34,673,041	31,144,875	32,450,387
Cash and cash equivalents, ending	$ 40,966,499	$ 34,673,041	$ 31,144,875
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for:			
Interest (net of amount capitalized)	$ 13,269,012	$ 12,453,615	$ 9,499,568
Income taxes	1,644,000	1,700,000	1,851,154
Noncash investing and financing activities:			
Transfer of loans to foreclosed assets	706,000	-	54,235
Transfers from retained earnings to common stock in connection with stock dividends	1,711,001	4,469,444	3,022,534
Other comprehensive income (loss)	246,889	804,253	673,179
Cash payable in lieu of issuing fractional shares	3,410	-	-

See accompanying notes to consolidated financial statements.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Community First Bancorporation (the "Company"), a bank holding company, and its wholly-owned subsidiary, Community First Bank, are engaged in providing domestic commercial banking services from their offices in Walhalla, Seneca, Anderson, Williamston and Westminster, South Carolina. The Company is a South Carolina corporation and its banking subsidiary is a state chartered commercial bank with its deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). Therefore, the Company and its bank subsidiary operate under the supervision, rules and regulations of the Federal Reserve Board, FDIC and South Carolina State Board of Financial Institutions. The holding company was incorporated on May 23, 1997 and Community First Bank was organized on December 1, 1988, and received its charter and commenced operations on March 12, 1990.

Community First Bank is a community-oriented institution offering a full range of traditional banking services, with the exception of trust services. Substantially all of its loans are made to individuals and businesses within its markets in Oconee and Anderson counties of South Carolina. Also, substantially all of its deposits are acquired within its local market areas and no brokered deposits are accepted.

Principles of Consolidation and Basis of Presentation - The consolidated financial statements include the accounts of the parent company and its banking subsidiary after elimination of all significant intercompany balances and transactions. The accounting and reporting policies of the Company and its subsidiary are in conformity with generally accepted accounting principles and general practices within the banking industry. In certain instances, amounts reported in prior years' consolidated financial statements have been reclassified to conform with the current presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Accounting Estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management has identified specific loans as well as adopting a policy of providing amounts for loan valuation purposes which are not identified with any specific loan but are derived from actual loss experience ratios, loan types, loan volume, economic conditions and industry standards. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the banking subsidiary's allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination.

Concentrations of Credit Risk - Most of the Company's, and its banking subsidiary's, activities are with customers located within the local market areas of Oconee and Anderson Counties of South Carolina. Note C discloses the types of securities invested in, and Note D discusses the types of lending engaged in. The ability of borrowers to comply with the terms of their loan contracts is largely dependent upon local real estate and general economic conditions in the Company's market areas. The Company and its subsidiary do not have any significant concentrations to any single industry or customer. The Company does not engage in originating, holding, guaranteeing, servicing or investing in loans where the terms of the loan product give rise to a concentration of credit risk as that term is used in Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Values of Financial Instruments."

Securities - Equity securities that have readily determinable fair values and all debt securities are classified generally at the time of purchase into one of three categories: held-to-maturity, trading or available-for-sale. Debt securities that the Company has the positive intent and ability to hold until ultimate maturity are classified as held-to-maturity and are accounted for at amortized cost. Debt and equity securities that are bought and held primarily for sale in the near term are classified as trading and are accounted for on an estimated fair value basis, with unrealized gains and losses included in other income. However, the Company has never held any securities for trading purposes. Securities not classified as either held-to-maturity or trading are classified as available-for-sale and are accounted for at estimated fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from net income and recorded as other comprehensive income, net of applicable income tax effects. Dividend and interest income, including amortization of any premium or accretion of discount arising at acquisition, are included in earnings for all three categories of securities. Realized gains and losses on all categories of securities are included in other operating income, based on the amortized cost of the specific security on a trade date basis.

Federal Home Loan Bank Stock - Federal Home Loan Bank stock is a restricted security and is carried at cost. Management periodically evaluates this stock for impairment, with any appropriate downward valuation adjustments being made when necessary.

Loans and Interest Income - Loans are carried at principal amounts outstanding, increased or reduced by deferred net loan costs or fees. Interest income on loans is recognized using the interest method based upon the principal amounts outstanding. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments.

A loan is considered to be impaired when, in management's judgment based on current information and events, it is probable that the obligation's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans include non-accrual loans and loans past due according to their contractual terms 90 days or more with respect to interest or principal payments. Impaired loans that individually have been evaluated under the Company's normal loan review process are carried in the balance sheet at either (1) the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan or (2) at a value not to exceed their observable market price or the fair value of the collateral if repayment of the loan is expected to be provided solely by the underlying collateral. Generally, the accrual of interest is discontinued on impaired loans and any previously accrued interest on such loans is reversed against current income. Any subsequent interest income is recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Allowance for Loan Losses - An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. When management determines that a loan will not perform substantially as agreed, a review of the loan is initiated to ascertain whether it is more likely than not that a loss has occurred. If it is determined that a loss has been incurred, the estimated amount of the loss is charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance. Determining the amount and adequacy of the allowance for loan losses involves estimating losses incurred in the loan portfolio based on factors discussed below and their potential effects based on judgments applied to currently known facts and circumstances. Changes in the estimated allowance for loan losses necessitated as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which the change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific amounts are determined when necessary on individual loans based on management's evaluation of the Company's credit loss exposure considering the current payment status, underlying collateral and other known information about the particular borrower's circumstances. Typically, these loans are considered impaired or have been assigned internal risk grades of management attention, special mention, substandard or doubtful. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount deemed appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes consideration of general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers' assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Assigned risk grades are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and the Company's external credit reviewer who is independent of the lending function.

The Company estimates losses related to off-balance-sheet credit exposures such as loan commitments, standby letters of credit and unrecognized liabilities under recourse provisions related to certain mortgage loans originated by the Bank's personnel but funded by another financial institution based on historical experience and by monitoring any large positions individually. When management determines that a loss on such a position has been incurred, a charge is made against earnings and a liability for off-balance-sheet positions is recorded.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed using the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; land improvements - 15 years; furniture and equipment - 5 to 25 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the consolidated income statement. Maintenance and repairs are charged to current expense as incurred and the costs of major renewals and improvements are capitalized.

Foreclosed Assets - Assets (primarily real estate and vehicles) acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at fair value, less estimated costs to sell, at the date of foreclosure, establishing a new cost basis. Loan losses arising from the acquisition of such property as of that date are charged against the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the new cost basis or fair value, less estimated costs to sell. Revenues and expenses from operations and changes in any subsequent valuation allowance are included in net foreclosed assets costs and expenses. The carrying value of foreclosed assets included in the balance sheets was $706,000 and $40,000 as of December 31, 2008 and 2007, respectively.

Bank-owned Life Insurance – The Company accounts for bank-owned life insurance in accordance with Emerging Issues Task Force Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" which concludes that an employer should not offset the liability to provide postretirement benefits with the cash surrender value of an endorsement split-dollar life insurance arrangement held to fund the benefit.

Transfers of Financial Assets - Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising - The Company expenses advertising and promotion costs as they are incurred.

Retirement Plan - The Company has a salary reduction profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code as more fully described in Note L. The Company does not sponsor any other postretirement or postemployment benefits, except with respect to the Chief Executive Officer. In 2007, the Company's Board of Directors approved supplemental benefits for the Chief Executive Officer as more fully described in Note L.

Deferred Income Taxes - The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred income tax expense or credit is the result of changes in deferred tax assets and liabilities.

Stock-Based Compensation - As of December 31, 2008, the Company has two stock-based employee compensation plans, which are described more fully in Note I. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123(R)") "Share-Based Payment." Prior to adoption of SFAS 123(R), the Company accounted for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, prior to adoption of SFAS 123(R), no stock-based employee compensation cost was reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

No options were granted during 2008 or 2007. The fair value of options granted during 2006 were $9.90 per share which was estimated as of the grant date using the Black-Scholes options pricing model and the following assumptions: dividend yield of 0%, expected life of 10 years, risk free interest rate of 5.08% and stock price volatility of 25.35%. Because of the limited time during which the Company's stock had traded in a public market, the Company estimated stock price volatility based primarily on the historic volatility of another bank holding company domiciled in South Carolina that was founded at about the same time as the Company. Management believes that the other bank holding company was sufficiently similar to the Company in its operating history to make it a suitable reference for estimating the volatility of the Company's stock price.

Earnings Per Share - Basic net income per share is calculated by dividing net income by the weighted average number of shares of the Company's common stock outstanding during the period. Net income per share, assuming dilution, is calculated by dividing net income by the total of the weighted average number of shares outstanding during the period and the weighted average number of any dilutive potential common shares and stock options that would have been outstanding if the dilutive potential shares and stock options had been issued. In computing the number of dilutive potential common shares, it is assumed that all dilutive stock options are exercised at the beginning of each year and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the year. See Note I.

Comprehensive Income - Comprehensive income consists of net income or loss for the current period and other comprehensive income, defined as income, expenses, gains and losses that bypass the consolidated statement of income and are reported directly in a separate component of shareholders' equity. The Company classifies and reports items of other comprehensive income according to their nature, reports total comprehensive income or loss in the consolidated statement of changes in shareholders' equity and displays the accumulated balance of other comprehensive income or loss separately in the shareholders' equity section of the consolidated balance sheet. See Note I.

Consolidated Statement of Cash Flows - The consolidated statement of cash flows reports net cash provided or used by operating, investing and financing activities and the net effect of those flows on cash and cash equivalents. Cash equivalents include amounts due from banks, federal funds sold and securities purchased under agreements to resell.

NOTE B – CASH AND DUE FROM BANKS

Banks are generally required by regulation to maintain an average cash reserve balance based on a percentage of deposits. The average amounts of the cash reserve balances at December 31, 2008 and 2007 were approximately $2,502,000 and $1,847,000, respectively.

NOTE C – SECURITIES

The aggregate amortized cost and estimated fair values of securities, as well as gross unrealized gains and losses of securities were as follows:

	December 31,							
	2008				2007			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Available-for-sale								
Mortgage-backed securities issued by US Government agencies	$ 1,790,998	$ 37,439	$ -	$ 1,828,437	$ -	$ -	$ -	$ -
Government sponsored enterprises (GSEs)	62,840,000	1,141,220	500	63,980,720	56,098,415	511,039	64,423	56,545,031
Mortgage-backed securities issued by GSEs	40,753,955	625,965	22,768	41,357,152	22,471,385	48,925	327,297	22,193,013
State, county and municipal	20,740,461	41,197	1,312,433	19,469,225	20,331,290	92,261	135,546	20,288,005
Total	$126,125,414	$1,845,821	$1,335,701	$126,635,534	$ 98,901,090	$ 652,225	$ 527,266	$ 99,026,049
Held-to-maturity								
Mortgage-backed securities issued by US Government agencies	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Government sponsored enterprises	-	-	-	-	-	-	-	-
Mortgage-backed securities issued by GSEs	11,910,268	328,177	-	12,238,445	5,663,113	967	38,997	5,625,083
State, county and municipal	-	-	-	-	-	-	-	-
Total	$ 11,910,268	$ 328,177	$ -	$ 12,238,445	$ 5,663,113	$ 967	$ 38,997	$ 5,625,083

The amortized cost and estimated fair value of securities by contractual maturity are shown below:

	December 31, 2008			
	Available-for-sale		Held-to-maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due within one year	$ 1,998,100	$ 2,043,440	$ -	$ -
Due after one through five years	11,576,381	11,771,609	-	-
Due after five through ten years	43,086,242	43,600,978	-	-
Due after ten years	26,919,738	26,033,918	-	-
	83,580,461	83,449,945	-	-
Mortgage-backed securities issued by:				
US Government agencies	1,790,998	1,828,437	-	-
GSEs	40,753,955	41,357,152	11,910,268	12,238,445
Total	$ 126,125,414	$ 126,635,534	$ 11,910,268	$ 12,238,445

The estimated fair values and gross unrealized losses of all of the Company's investment securities whose estimated fair values were less than amortized cost as of December 31, 2008 and 2007 which had not been determined to be other-than-temporarily impaired, are presented below. The securities have been aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position.

	December 31, 2008					
	Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
Available-for-sale	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
US Government agencies	$ -	$ -	$ -	$ -	$ -	$ -
Government-sponsored enterprises (GSEs)	999,500	500	-	-	999,500	500
Mortgage-backed securities issued by GSEs	2,512,864	5,247	2,980,894	17,521	5,493,758	22,768
State, county and municipal securities	15,629,399	1,243,371	814,554	69,062	16,443,953	1,312,433
Total	$ 19,141,763	$1,249,118	$ 3,795,448	$ 86,583	$ 22,937,211	$1,335,701
Held-to-maturity						
GSEs	$ -	$ -	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -	$ -	$ -

	December 31, 2007					
	Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
Available-for-sale	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
GSEs	$ 3,993,971	$ 4,322	$ 16,072,715	$ 60,101	$ 20,066,686	$ 64,423
Mortgage-backed securities issued by GSEs	293,088	1,269	18,403,894	326,028	18,696,982	327,297
State, county and municipal securities	7,681,060	78,781	3,201,751	56,765	10,882,811	135,546
Total	$ 11,968,119	$ 84,372	$ 37,678,360	$ 442,894	$ 49,646,479	$ 527,266
Held-to-maturity						
GSEs	$ -	$ -	$ 4,719,740	$ 38,997	$ 4,719,740	$ 38,997
	$ -	$ -	$ 4,719,740	$ 38,997	$ 4,719,740	$ 38,997

At December 31, 2008, 56 securities had been continuously in an unrealized loss position for less than 12 months and 12 securities had been continuously in an unrealized loss position for 12 months or more. The Company does not consider these investments to be other-than-temporarily impaired because the unrealized losses involve primarily issuances of state, county and municipal government issuers, resulted primarily from current credit market disruptions including a "flight to quality" and there have been no failures by the issuers to remit their periodic interest payments as required. Although the Company classifies a majority of its investment securities as available-for-sale, management has not determined that any specific securities will be disposed of prior to maturity and believes that the Company has both the ability and the intent to hold those investments until a recovery of fair value, including until maturity. Substantially all of the issuers of state, county and municipal securities held were rated at least "investment grade" as of December 31, 2008 and 2007.

The Company's subsidiary bank is a member of the Federal Home Loan Bank of Atlanta ("FHLB") and, accordingly, is required to own restricted stock in that institution in amounts that may vary from time to time. Because of the restrictions imposed, the stock may not be sold to other parties, but is redeemable by the FHLB at the same price as that at which it was acquired by the Company's subsidiary. The Company evaluates this security for impairment based on the probability of ultimate recoverability of the par value of the investment. No impairment has been recognized based on this evaluation.

During 2008, the Company sold sixteen available-for-sale securities for gross sales proceeds of $9,732,462. Gross realized gains and losses resulting from these sales totaled $127,830 and $131,226, respectively. The Company did not sell any available-for-sale securities during 2007 or 2006. There were no transfers of available-for-sale securities to other categories in 2008, 2007 or 2006.

At December 31, 2008 and 2007, securities with a carrying value of $64,130,700 and $63,853,671, respectively, were pledged as collateral to secure public deposits.

NOTE D – LOANS

Loans consisted of the following:

	December 31,	
	2008	2007
Commercial, financial and industrial	$ 23,187,252	$ 23,865,216
Real estate- construction	30,450,996	2,201,343
Real estate - mortgage	182,668,353	185,198,250
Consumer installment	34,106,716	32,866,204
Total	270,413,317	244,131,013
Allowance for loan losses	(5,475,294)	(2,573,758)
Loans - net	$ 264,938,023	$ 241,557,255

Net deferred loan fees of $405,584 and $382,235 were allocated to the various loan categories as of December 31, 2008 and 2007, respectively.

Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. Following is a summary of activity regarding the Company's impaired loans:

	December 31,	
	2008	2007
Investment in impaired loans		
Nonaccrual	$ 11,798,654	$ 625,017
Accruing 90 days and over past due	-	-
Total	$ 11,798,654	$ 625,017
Average total investment in impaired loans during the year	$ 4,712,000	$ 413,500
Amount of impaired loans for which an allowance for loan losses is established under SFAS No. 114	11,296,779	625,017
Amount of allowance for loan losses under SFAS No. 114 related to impaired loans	1,129,678	75,002
Amount of impaired loans for which no allowance for loan losses is established under SFAS No. 114	501,875	-
Allowance for loan losses on impaired loans at year end	1,603,493	145,038

For 2008, the amount of interest income that would have been included in income if nonaccrual loans had been current in accordance with their terms was approximately $821,000 and the amount of interest income actually collected and included in interest income was approximately $480,000. Such amounts of interest income were immaterial to the consolidated financial statements for 2007 and 2006. The average total investment in impaired loans during 2006 was $399,000. There were no irrevocable commitments to lend additional funds to debtors owing amounts on impaired loans at December 31, 2008.

As of December 31, 2008 and 2007, there were no significant concentrations of credit risk in any single borrower or groups of borrowers. The Company's loan portfolio consists primarily of extensions of credit to businesses and individuals in its Oconee and Anderson County, South Carolina market areas. The economy of these areas is diversified and does not depend on any one industry or group of related industries. Management has established loan policies and practices that include set limitations on loan-to-collateral value for different types of collateral, requirements for appraisals, obtaining and maintaining current credit and financial information on borrowers, and credit approvals.

Transactions in the allowance for loan losses are summarized below:

	Years Ended December 31,		
	2008	2007	2006
Balance at January 1	$ 2,573,758	$ 2,241,947	$ 2,266,086
Provision charged to expense	4,550,000	594,000	65,000
Recoveries	18,062	30,098	44,981
Charge-offs	(1,666,526)	(292,287)	(134,120)
Balance at December 31	$ 5,475,294	$ 2,573,758	$ 2,241,947

Certain officers and directors of the Company and its subsidiary, their immediate families and business interests were loan customers of, and had other transactions with, the banking subsidiary in the normal course of business. Related party loans are made on substantially the same terms, including interest rates and collateral, and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $9,272,390 and $7,885,064 at December 31, 2008 and 2007, respectively. During 2008, $2,422,122 of new loans were made and repayments totaled $1,034,796

NOTE E – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31,	
	2008	2007
Land	$ 2,916,997	$ 2,916,997
Buildings and land improvements	5,617,252	5,400,702
Furniture and equipment	3,296,538	3,279,919
Total	11,830,787	11,597,618
Accumulated depreciation	3,175,534	2,976,093
Premises and equipment - net	$ 8,655,253	$ 8,621,525

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $416,971, $399,456, and $373,883, respectively. During 2006, the Company capitalized interest of $18,218 to construction in progress.

NOTE F – DEPOSITS

A summary of deposits follows:

	December 31,	
	2008	2007
Noninterest bearing demand	$ 41,961,968	$ 42,288,971
Interest bearing transaction accounts	54,800,195	55,389,292
Savings	24,859,154	21,457,667
Time deposits $100,000 and over	126,492,251	96,547,178
Other time deposits	168,001,615	140,183,445
Total deposits	$ 416,115,183	$ 355,866,553

As of December 31, 2008 and 2007, local governmental deposits comprised approximately 14% and 12% of total deposits, respectively. As of December 31, 2008 and 2007, $204,623 and $153,964, respectively, of overdrawn demand deposit balances have been reclassified as loans. As of December 31, 2008 and 2007, deposits of directors, officers and their related business interests totaled approximately $6,558,000 and $7,817,000, respectively.

At December 31, 2008, the scheduled maturities of time deposits are as follows:

Year	Amount
2009	$ 269,438,732
2010	21,392,871
2011	802,858
2012	2,153,307
2013	706,098
Thereafter	-

NOTE G – SHORT-TERM BORROWINGS

There were no short-term borrowings outstanding at December 31, 2008 and 2007.

As of December 31, 2008, the banking subsidiary had an unused short-term credit accommodation available from an unrelated bank which allows the banking subsidiary to purchase up to $6,900,000 of federal funds. The accommodation limits the Bank's ability to obtain funds to fourteen days in any calendar month. The counterparties may, in their sole discretion, allow the banking subsidiary to borrow for time periods longer than indicated above, but higher rates would be charged for such borrowings.

NOTE H – LONG-TERM DEBT

Long-term debt consisted of:

	December 31,	
	2008	2007
Fixed rate notes due to FHLB	$ 3,000,000	$ 1,000,000
Variable rate notes due to FHLB	6,500,000	3,500,000
	$ 9,500,000	$ 4,500,000

Long-term debt represents amounts borrowed from the FHLB under the FHLB's Fixed Rate Advance Credit and Convertible Advance programs as shown in the table below. The interest rate on Convertible Advances have remained at their initial values and are subject to the FHLB's option to convert the advances to variable rate instruments if 3-month LIBOR exceeds specified levels as of the dates specified in each advance agreement. In the event of such conversions, the affected advances would thereafter be subject to variable interest rates until maturity. Each of the Fixed Rate and Convertible Advances may be prepaid on any quarterly interest payment date at the Company's option. With limited exceptions, any such prepayments would be subject to a prepayment penalty.

The contractual maturities of long-term debt are as follows:

	December 31, 2008		
	Fixed Rate	Variable Rate	Total
Due to Federal Home Loan Bank:			
Due 2009, interest rate 3.603%	$ 1,500,000	$ -	$ 1,500,000
Due 2010, interest rate 3.834%	1,500,000	-	1,500,000
Due 2013, interest rate 3.7475% convertible to variable rate at lender's option on June 27, 2011	-	1,500,000	1,500,000
Due 2014, interest rate 3.9200% convertible to variable rate at lender's option on March 18, 2009	-	3,500,000	3,500,000
Due 2015, interest rate 3.9250% convertible to variable rate at lender's option on June 29, 2012	-	1,500,000	1,500,000
Total long-term debt	$ 3,000,000	$ 6,500,000	$ 9,500,000

The Company has pledged certain of its first mortgage loans secured by one-to-four family residential properties and its holdings of FHLB stock, included in the balance sheet in other investments, (collectively, "qualifying collateral instruments") to secure its debt due to the FHLB under a blanket lien agreement. The amount of qualifying collateral instruments as of December 31, 2008 was approximately $26,427,000. The qualifying collateral instruments required to secure the Company's long-term debt as of December 31, 2008 totaled approximately $13,571,000.

The banking subsidiary had unused credit availability under the FHLB's blanket lien agreement of up to an additional $9,000,000 under the FHLB's various credit programs, subject to pledging and other requirements. The amount of such eligible collateral instruments remaining available as of December 31, 2008 to secure any additional FHLB borrowings totaled approximately $12,856,000. The Company also had unencumbered investment securities issued by the FHLB totaling $12,296,000 and FHLB stock of $1,219,600 which could be used to secure additional advances of up to $13,515,600.

NOTE I – SHAREHOLDERS' EQUITY

Restrictions on Subsidiary Dividends, Loans or Advances - South Carolina banking regulations restrict the amount of dividends that banks can pay to shareholders. Any of the banking subsidiary's dividends to the parent company which exceed in amount the subsidiary's current year-to-date earnings ($1,390,396 at December 31, 2008) are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are generally limited to 10% of the Bank's capital stock and surplus on a secured basis.

Stock Dividends - For stockholders of record on December 20, 2008, December 20, 2007 and December 18, 2006, the Company's Board of Directors declared stock dividends of 5%, 10% and 5%, respectively. All per share information has been retroactively adjusted to give effect to the stock dividends.

Accumulated Other Comprehensive Income (Loss) - As of December 31, 2008 and 2007, accumulated other comprehensive income (loss) included as a component of shareholders' equity in the accompanying consolidated balance sheets consisted of accumulated changes in the unrealized holding gains and (losses) on available-for-sale securities, net of income tax effects, amounting to $326,988 and $80,099, respectively.

Preferred Stock – On January 27, 2009, the Company's shareholders approved revisions to its articles of incorporation authorizing the Company to issue up to 10,000,000 shares of preferred stock in one or more series with the preferences, limitations and relative rights of each series to be determined by the Company's Board of Directors before any such series is issued. The Company sought this authorization originally in anticipation of accepting funds from the Troubled Assets Relief Program, commonly referred to as "TARP." The Company applied for such funds but, after receiving preliminary approval, ultimately withdrew its application due to the cost of the preferred stock, the open-ended administrative burdens associated with the stock, including having to allow Treasury to amend unilaterally the stock purchase agreement to comply with subsequent changes in applicable federal statutes, the fact that the Company and the Bank were already well capitalized under regulatory guidelines and expected to continue to be so, and management's belief that other sources of capital were, and would continue to be, available should additional capital be needed.

Earnings per Share - Net income per share and net income per share, assuming dilution, were computed as follows:

	Years Ended December 31,		
	2008	2007	2006
Net income per share, basic			
Numerator - net income	$ 1,342,498	$ 3,330,712	$ 3,017,969
Denominator			
Weighted average common shares issued and outstanding	3,543,109	3,432,494	3,404,627
Net income per share, basic	$ .38	$ .97	$ .89
Net income per share, assuming dilution			
Numerator - net income	$ 1,342,498	$ 3,330,712	$ 3,017,969
Denominator			
Weighted average common shares issued and outstanding	3,543,109	3,432,494	3,404,627
Effect of dilutive stock options	151,499	219,521	226,106
Total shares	3,694,608	3,652,015	3,630,733
Net income per share, assuming dilution	$ .36	$ .91	$ .83

For both 2008 and 2007, the effect of dilutive stock options excludes 92,551 options that would have been anti-dilutive if included in the calculation of net income per share, assuming dilution. There were no such anti-dilutive options excluded from the calculation for 2006. If the market price of the Company's stock increases sufficiently, such shares may be included in future calculations of earnings per share, assuming dilution.

Regulatory Capital - All bank holding companies and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, bank holding companies and banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulations, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2008 and 2007, that the Company and its subsidiary bank exceeded all capital adequacy minimum requirements.

As of December 31, 2008, the most recent notification from the FDIC categorized Community First Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized as defined in the Federal Deposit Insurance Act, Community First Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Community First Bank's category. Bank holding companies with higher levels of risk, or that are experiencing or anticipating significant growth, are expected by the Federal Reserve to maintain capital well above the minimums. The Company's and Community First Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2008						
The Company						
Total Capital to risk weighted assets	$ 43,470	14.1%	$ 24,633	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 39,601	12.9%	$ 12,317	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 39,601	8.8%	$ 18,010	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 41,513	13.5%	$ 24,622	8.0%	$ 30,777	10.0%
Tier 1 Capital to risk weighted assets	$ 37,646	12.2%	$ 12,311	4.0%	$ 18,466	6.0%
Tier 1 Capital to average assets (leverage)	$ 37,646	8.4%	$ 18,004	4.0%	$ 22,505	5.0%
December 31, 2007						
The Company						
Total Capital to risk weighted assets	$ 40,405	17.3%	$ 18,642	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 37,831	16.2%	$ 9,321	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 37,831	9.7%	$ 15,594	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 38,763	17.3%	$ 18,642	8.0%	$ 23,302	10.0%
Tier 1 Capital to risk weighted assets	$ 36,189	16.2%	$ 9,321	4.0%	$ 13,981	6.0%
Tier 1 Capital to average assets (leverage)	$ 36,189	9.7%	$ 15,594	4.0%	$ 19,492	5.0%

Stock Options - In 1998, the Company's shareholders approved the 1998 Stock Option Plan under which an aggregate of 749,140 shares (adjusted for subsequent stock dividends and a stock split) of the Company's authorized but unissued common stock was reserved for possible issuance pursuant to the exercise of stock options. Generally, options could be granted to directors, officers and employees under terms and conditions, including expiration date, exercise price, and vesting as determined by the Board of Directors. In 1990, the shareholders approved the 1989 Incentive Stock Option Plan. The 1989 plan provided for the granting of options to certain eligible employees and reserved 523,587 shares (adjusted for stock dividends and splits) of authorized common stock for issuance upon the exercise of such options. Both the 1998 Stock Option Plan and the 1989 Stock Option Plan have now terminated. Although some options granted under the 1998 and 1989 Plans can still be exercised, no further options may be granted. For all stock options ever granted under the two plans, the exercise price was the fair market value of the Company's common stock on the date the option was granted as determined by the Board of Directors. Options terminate according to the conditions of the grant, not to exceed 10 years from the date of grant. The expiration of the options accelerates upon the optionee's termination of employment with the Company or death, and vesting of options accelerates upon a change in control of the Company, in accordance with the provisions of the two plans.

During 2006, the Company's Board of Directors accelerated the vesting of all other previously awarded and outstanding options such that all options were vested by December 31, 2006. The acceleration of the options' vesting resulted in the recognition of pre-tax expenses of approximately $394,000 in 2006 that would otherwise have been recognized in 2007, 2008 and 2009.

Transactions under the plans during 2008 are summarized as follows:

	Year Ended December 31, 2008			
	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(Dollars in thousands, except per share)			
Outstanding at beginning of year	472,628	$ 11.04		
Granted	-	-		
Exercised	(74,307)	4.91		
Forfeited or expired	(10)	4.91		
Outstanding at end of year	398,311	$ 12.18	3.80	$ -
Options outstanding and expected to vest	398,311	$ 12.18	3.80	$ -
Options exercisable at year-end	398,311	$ 12.18	3.80	$ -

Numbers of shares and exercise prices have been adjusted in the table above for a 5% stock dividend effective December 20, 2008.

The aggregate intrinsic value of a stock option in the table above represents the pre-tax intrinsic value (the amount, if any, by which the current fair value of the underlying stock exceeds the amount required to exercise the options) that would have been received by the option holder had all option holders exercised their options on December 31, 2008. At that date, the exercise prices of all of the Company's outstanding options exceeded the fair value of the Company's stock.

Information pertaining to the fair values of stock options issued in 2006 and the methods and assumptions used to estimate those values are included in Note A.

The 1998 plan terminated on March 19, 2008, and no further options may be granted under the plan after that date. The Company has no current plans to adopt a new stock option plan, though the Company's Board of Directors may do so in the future.

NOTE J – OTHER EXPENSES

Other expenses are summarized below:

	Years Ended December 31,		
	2008	2007	2006
Salaries and employee benefits	$ 4,537,173	$ 4,120,766	$ 3,647,451
Net occupancy expense	514,488	432,852	346,610
Furniture and equipment expense	429,850	441,010	431,078
Debit card transaction expense	373,382	276,993	279,388
Other expense			
Stationery, printing and postage	328,126	286,382	299,042
Telephone	176,972	152,656	143,422
Advertising and promotion	129,327	118,565	124,968
Professional services	290,528	284,907	202,278
Insurance	57,384	73,991	75,507
FDIC insurance assessment	188,000	37,168	35,654
Directors' compensation	115,400	94,400	392,471
Foreclosed assets costs and expenses, net	8,306	3,142	8,154
Data processing expenses	357,561	250,728	272,867
Other	560,873	558,036	492,875
Total	$ 8,067,370	$ 7,131,596	$ 6,751,765

NOTE K – INCOME TAXES

Income tax expense consisted of:

	Years Ended December 31,		
	2008	2007	2006
Current			
Federal	$ 1,146,790	$ 1,613,312	$ 1,528,379
State	62,568	150,575	136,871
Total current	1,209,358	1,763,887	1,665,250
Deferred			
Federal	(956,973)	(266,418)	(131,488)
Total income tax expense	$ 252,385	$ 1,497,469	$ 1,533,762

The principal components of the deferred portion of income tax expense or (credit) were:

	Years Ended December 31,		
	2008	2007	2006
Provision for loan losses	$ (892,982)	$ (109,564)	$ 7,971
Accelerated depreciation	87,063	(5,049)	(18,701)
Deferred net loan costs and fees	(7,710)	(24,201)	(34,576)
Writedowns of other real estate	-	-	9,906
Non-qualified stock options	-	-	(96,088)
Deferred compensation expense	(143,344)	(127,604)	-
Total	$ (956,973)	$ (266,418)	$ (131,488)

Income before income taxes presented in the consolidated statements of income for the years ended December 31, 2008, 2007 and 2006 included no foreign component. A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	Years Ended December 31,		
	2008	2007	2006
Tax expense at statutory rate	$ 542,260	$ 1,641,582	$ 1,547,589
State income tax, net of federal income tax benefit	41,295	99,380	90,335
Tax-exempt interest income	(282,276)	(276,416)	(220,098)
Non-deductible interest expense to carry tax-exempt instruments	41,195	46,616	34,608
Non-taxable increase in value of life insurance contracts	(127,504)	(36,647)	-
Other, net	37,415	22,954	81,328
Total	$ 252,385	$ 1,497,469	$ 1,533,762

Deferred tax assets and liabilities included in the consolidated balance sheet consisted of the following:

	December 31,	
	2008	2007
Deferred tax assets		
Allowance for loan losses	$ 1,595,604	$ 702,622
Deferred net loan fees	133,924	126,214
Non-qualified stock options	96,088	96,088
Deferred compensation	270,948	127,604
Unrealized net holding losses on available-for-sale securities	-	-
Gross deferred tax assets	2,096,564	1,052,528
Valuation allowance	-	-
Total	2,096,564	1,052,528
Deferred tax liabilities		
Accelerated depreciation	282,474	195,411
Unrealized net holding gains on available-for-sale securities	183,132	44,860
Gross deferred tax liabilities	465,606	240,271
Net deferred income tax assets	$ 1,630,958	$ 812,257

The portion of the change in net deferred tax assets or liabilities which is related to unrealized holding gains and losses on available-for-sale securities is charged or credited directly to other comprehensive income or loss. The balance of the change in net deferred tax assets is charged or credited to income tax expense. In 2008, 2007 and 2006, $138,272 was charged, $450,431 and $377,023, respectively, was charged to other comprehensive income or loss, respectively. In 2008, 2007 and 2006, $956,973, $266,418, and $131,488, respectively, was credited to income tax expense.

Management believes that the Company will fully realize the deferred tax assets as of December 31, 2008 and 2007 based on refundable income taxes available from carryback years, as well as estimates of future taxable income.

As of December 31, 2008 and 2007, the Company had no tax benefits disallowed under FASB Interpretation 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax benefits that do meet the "more likely than not" criterion, no tax benefit is recorded.

The Company and its subsidiary are subject to US federal income tax as well as income tax of the State of South Carolina. The Company is no longer subject to examination by these taxing authorities for years before 2005 for federal and state income tax.

The Company recognizes interest and penalties related to income tax matters as interest expense and other noninterest expense, respectively.

NOTE L – RETIREMENT PLAN

The Company sponsors the Community First Bank 401(k) Plan (the "401(k) Plan") for the exclusive benefit of all eligible employees and their beneficiaries. Employees are eligible to participate in the 401(k) Plan with no minimum age requirement after completing twelve months of service in which they are credited with at least 501 hours of service. Employees are allowed to defer and contribute up to 15% of their salary each year. The Company matches $.50 for each dollar deferred up to 10% of total salary. The Board of Directors can also elect to make discretionary contributions. Employees are fully vested in both the matching and any discretionary contributions after five years of service. The employer contributions to the plan for 2008, 2007 and 2006 totaled $73,039, $84,941, and $66,764, respectively.

In 2007, the Company's Board of Directors approved certain supplemental benefits for the Chief Executive Officer. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, life insurance contracts owned by the Bank provide informal, indirect funding for those benefits. The Company recorded deferred compensation expense related to these benefits of $434,116 in 2008 and $386,446 in 2007.

NOTE M – COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit - In the normal course of business, the banking subsidiary is party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit, and have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual, or notional, amount of those instruments. Generally, the same credit policies used for on-balance-sheet instruments, such as loans, are used in extending loan commitments and standby letters of credit.

Following are the off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,	
	2008	2007
Loan commitments	$ 30,485,940	$ 35,953,550
Standby letters of credit	914,735	1,038,600

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

Litigation - The Company and its subsidiary were not involved as defendants in any litigation at December 31, 2008. Management is not aware of any pending or threatened litigation, or unasserted claims or assessments that are expected to result in losses, if any, that would be material to the consolidated financial statements.

New Offices - Land intended to be used for the Bank's future expansion has been obtained near Powdersville, SC. The Company has established neither a budget nor a schedule for the construction of that proposed office.

Other - The Company and its banking subsidiary are not involved in other off-balance-sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

NOTE N – DISCLOSURES ABOUT FAIR VALUES

SFAS No. 157, "Fair Value Measurements," which became effective for the Company on January 1, 2008 provides a consistent definition of fair value, establishes a framework for measuring fair value and expands the disclosures about fair value. In February 2008, the Financial Accounting Standards Board Staff issued FSP FAS 157-2 which deferred for one year the effective date of the application of SFAS No. 157 to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Accordingly, the Company has only partially applied SFAS No. 157. There are currently no major categories of assets or liabilities disclosed at fair value in the financial statements for which the Company has not applied the provisions of SFAS No. 157. It is expected that the initial application of the deferred provisions of SFAS No. 157 will not have a material effect on the Company's financial position, its result of operations or cash flows.

No cumulative effect adjustments were required upon initial application of SFAS No. 157. Available-for-sale securities continue to be measured at fair value with unrealized gains and losses, net of income taxes, recorded in other comprehensive income or (loss).

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115," was effective for the Company on January 1, 2008. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value with changes in the unrealized gains and losses on those items included in earnings. The Company's decision about whether to elect the fair value option generally may be applied on an instrument-by-instrument basis, is irrevocable (unless a new election date occurs), and is applied to an entire instrument and not to only specific risks, specific cash flows or portions of that instrument. The objective of the Statement is to improve financial reporting by providing entities with the opportunity to mitigate the volatility of reported earnings caused by measuring related assets and liabilities without having to apply complex hedge accounting provisions. The Statement also provided for enhanced presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Generally, the option to value an asset or liability at fair value must be exercised at the date that the Company first recognizes the asset or liability. The Company has not elected to value any assets or liabilities at fair value pursuant to SFAS No. 159.

Under SFAS No. 157, fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. Fair value under this Standard may reflect actual transaction prices or may reflect the application of valuation techniques if the transaction was between related parties, the transaction occurred under duress, or other circumstances where the transaction price may not be indicative of the fair value of the particular asset or liability. When valuation techniques are used, the inputs may be either observable or unobservable. SFAS 157 establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation technique. Assets or liabilities may be measured at fair value on either a recurring basis or a non-recurring basis. SFAS No. 157 proscribes different disclosures requirements for those different measurement attributes.

When available, fair value is based upon quoted market prices in active markets for identical assets or liabilities (Level 1 inputs) or for similar assets and liabilities or upon inputs that are observable for the asset or liability, either directly or indirectly (Level 2 inputs). When neither Level 1 nor Level 2 inputs are available, the Company may use unobservable inputs which may be significant to the fair value measurement (Level 3). The lowest level of input that is significant to the fair value measurement determines an item's categorization within the fair value hierarchy.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis in the Consolidated Balance Sheets, including the general classification of such instruments pursuant to the valuation hierarchy.

Description	December 31, 2008	Fair Value Measurement at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available-for-sale		$ -	$ 126,635,534	$ -

Pricing for the Company's securities available-for-sale is obtained from an independent third-party that uses a process that may incorporate current prices, benchmark yields, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, other reference items and industry and economic events that a market participant would be expected to use as inputs in valuing the securities. Not all of the inputs listed apply to each individual security at each measurement date. The independent third party assigns specific securities into an "asset class" for the purpose of assigning the applicable level of the fair value hierarchy used to value the securities. The methods used after adoption of SFAS No. 157 are consistent with the methods used previously.

The following is a description of the valuation methodologies used for financial instruments measured at fair value on a nonrecurring basis in the Consolidated Balance Sheets, including the general classification of such instruments pursuant to the valuation hierarchy.

Description	December 31, 2008	Fair Value Measurement at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral dependent impaired loans		$ -	$ 10,159,899	$ -

Fair values of collateral dependent impaired loans are estimated based on recent appraisals of the underlying properties or other information derived from market sources.

SFAS No. 107, *"Disclosures about Fair Values of Financial Instruments,"* as amended, requires disclosure of the estimated fair value of certain on-balance sheet and off-balance sheet financial instruments and the methods and assumptions used to estimate their fair values. A financial instrument is defined by SFAS No. 107 as cash, evidence of an ownership interest in an entity or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms. Financial instruments within the scope of SFAS No. 157 that are not carried at fair value on the Consolidated Balance Sheets are discussed below. Additionally, certain financial instruments and all nonfinancial instruments are excluded from the scope of SFAS No. 157. Accordingly, the fair value disclosures required by SFAS No. 157 provide only a partial estimate of the Company's fair value.

For cash and due from banks, interest bearing deposits due from banks and federal funds sold, the carrying amount approximates fair value because these instruments generally mature in 90 days or less. The carrying amounts of accrued interest receivable or payable approximate fair values.

The fair value of held-to-maturity mortgage-backed securities issued by Government sponsored enterprises is estimated based on dealers' quotes for the same or similar securities.

The fair value of FHLB stock is estimated at its cost. The FHLB historically has redeemed its outstanding stock at that value.

Fair values are estimated for loans using discounted cash flow analyses, using interest rates currently offered for loans with similar terms and credit quality. The Company does not engage in originating, holding, guaranteeing, servicing or investing in loans where the terms of the loan product give rise to a concentration of credit risk.

The fair value of deposits with no stated maturity (noninterest bearing demand, interest bearing transaction accounts and savings) is estimated as the amount payable on demand, or carrying amount, as required by SFAS No. 157. The fair value of time deposits is estimated using a discounted cash flow calculation that applies rates currently offered to aggregate expected maturities.

The fair values of the Company's short-term borrowings, if any, approximate their carrying amounts.

The fair values of fixed rate long-term debt instruments are estimated using discounted cash flow analyses, based on the borrowing rates currently in effect for similar borrowings. The fair values of variable rate long-term debt instruments are estimated at the carrying amount.

The estimated fair values of off-balance-sheet financial instruments such as loan commitments and standby letters of credit are generally based upon fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' creditworthiness. The vast majority of the banking subsidiary's loan commitments do not involve the charging of a fee, and fees associated with outstanding standby letters of credit are not material. For loan commitments and standby letters of credit, the committed interest rates are either variable or approximate current interest rates offered for similar commitments. Therefore, the estimated fair values of these off-balance-sheet financial instruments are nominal.

The following is a summary of the carrying amounts and estimated fair values of the Company's financial assets and liabilities:

	December 31,			
	2008		2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets				
Cash and due from banks	$ 9,204,306	$ 9,204,306	$ 10,272,260	$ 10,272,260
Interest bearing deposits due from banks	12,969,193	12,969,193	164,781	164,781
Federal funds sold	18,793,000	18,793,000	24,236,000	24,236,000
Securities available-for-sale	126,635,534	126,635,534	99,026,049	99,026,049
Securities held-to-maturity	11,910,268	12,238,445	5,663,113	5,625,083
Federal Home Loan Bank stock	1,219,600	1,219,600	839,900	839,900
Loans	264,938,023	265,053,000	241,557,255	238,670,000
Accrued interest receivable	2,775,788	2,775,788	2,529,155	2,529,155
Financial liabilities				
Deposits	416,115,183	376,043,000	355,866,553	357,308,000
Accrued interest payable	3,044,981	3,044,981	3,479,569	3,479,569
Long-term debt	9,500,000	10,232,000	4,500,000	4,483,000

The following is a summary of the notional or contractual amounts and estimated fair values of the Company's off-balance sheet financial instruments:

	December 31,			
	2008		2007	
	Notional/ Contract Amount	Estimated Fair Value	Notional/ Contract Amount	Estimated Fair Value
Off-balance sheet commitments				
Loan commitments	$30,485,940	$ -	$ 35,953,550	$ -
Standby letters of credit	914,735	-	1,038,600	-

NOTE O – ACCOUNTING CHANGES

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141(R), "Business Combinations" ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or any gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January, 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end entity is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the effect of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (formerly known as "minority interests"). As a result, diversity in practice exists. In some cases, minority interests are reported as a liability and in other cases it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent company's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income in the consolidated income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that the parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interest of the parent and its noncontrolling interests. SFAS 160 was effective for the Company on January 1, 2009 and had no effect on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires enhanced disclosure about an entity's derivative and hedging activities, thereby improving the transparency of financial reporting. It requires that the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation thereby conveying the purpose of derivative use in terms of the risks that the entity is intending to manage. SFAS was effective for the Company on January 1, 2009 and will result in additional disclosure if the Company enters into any material derivative or hedging activities.

In February 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). This Staff Position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The intent of this Staff Position is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. generally accepted accounting principles. This Staff Position was effective for the Company on January 1, 2009 and had no material impact on the Company's financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") is the United States (the GAAP hierarchy). SFAS 162 was effective November 15, 2008. The FASB has stated that it does not expect that SFAS 162 will result in a change in current practice. The application of SFAS 162 had no effect on the Company's financial position, results of operations or cash flows.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). This Staff Position specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in a subsequent period. FSP APB 14-1 provides guidance for initial and subsequent measurement as well as derecognition provisions. The Staff Position was effective as of January 1, 2009 and had no material effect on the Company's financial position, results of operations or cash flows.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1"). This Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 was effective January 1, 2009 and had no effect on the Company's financial position, results of operations, earnings per share or cash flows.

FASB Staff Position SFAS 133-1 and FIN 45-4 "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("FSP SFAS 133-1 and FIN 45-4") was issued in September 2008 effective for reporting periods (annual or interim) ending after November 15, 2008. FSP SFAS 133-1 and FIN 45-4 amends SFAS 133 to require the seller of credit derivatives to disclose the nature of the credit derivative, the maximum potential amount of future payments, the fair value of the derivative, and the nature of any recourse provisions. Disclosures must be made for entire hybrid instruments that have embedded credit derivatives.

FSP SFAS 133-1 and FIN 45-4 also amends FASB Interpretation No. 45 ("FIN 45") to require disclosure of the current status of the payment/performance risk of the credit derivative guarantee. If an entity utilizes internal groupings as a basis for the risk, disclosure must also be made of how the groupings are determined and how the risks are managed.

The Staff Position encourages that the amendments be provided in periods earlier than the effective date to facilitate comparisons at initial adoption. After initial adoption, comparative disclosures are required only for subsequent periods.

FSP SFAS 133-1 and FIN 45-4 clarifies the effective date of SFAS 161 such that required disclosures should be provided for any reporting period (annual or interim) beginning after November 15, 2008. The adoption of this Staff Position had no material effect on the Company's financial position, results of operations or cash flows.

The Securities and Exchange Commission's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarification about fair value accounting. The Press Release includes guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterates the factors in SEC Staff Accounting Bulletin Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

On October 10, 2008, the FASB issued FSP SFAS 157-3 "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). This FSP clarifies the application of SFAS No. 157 "Fair Value Measurements") (see Note N) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP was effective upon issuance, including prior periods for which financial statements had not yet been issued.

The Company considered guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than temporary impairment as of December 31, 2008 as discussed in Note C.

FSP SFAS 140-4 and FIN 46(R)-8 "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interest in Variable Interest Entities" was issued in December 2008 to require public companies to disclose additional information about transfers of financial assets and any involvement with variable interest entities. The FSP also requires certain disclosures for public entities that are sponsors and servicers of qualifying special purpose entities. The FSP is effective for the first reporting period ending after December 15, 2008. Application of this FSP had no impact on the financial position of the Company.

NOTE P – COMMUNITY FIRST BANCORPORATION (PARENT COMPANY ONLY)

	December 31, 2008	December 31, 2007
Condensed Balance Sheets		
Assets		
Cash	$ 1,794,968	$ 1,633,623
Investment in banking subsidiary	37,972,839	36,269,433
Land	138,551	-
Other assets	24,675	7,932
Total assets	$ 39,931,033	$ 37,910,988
Liabilities		
Other liabilities	$ 3,410	$ -
Shareholders' equity	39,927,623	37,910,988
Total liabilities and shareholders' equity	$ 39,931,033	$ 37,910,988

	Years Ended December 31, 2008	2007	2006
Condensed Statements of Income			
Income			
Interest income	$ 27,590	$ 41,048	$ 38,182
Other income	-	-	-
Total income	27,590	41,048	38,182
Expenses			
Other expenses	100,163	64,378	73,953
Total expenses	100,163	64,378	73,953
Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary	(72,573)	(23,330)	(35,771)
Income tax expense (credit)	(24,675)	(7,932)	(12,162)
Equity in undistributed earnings of banking subsidiary	1,390,396	3,346,110	3,041,578
Net income	$ 1,342,498	$ 3,330,712	$ 3,017,969

	Years Ended December 31,		
	2008	2007	2006
Condensed Statements of Cash Flows			
Operating activities			
Net income	$ 1,342,498	$ 3,330,712	$ 3,017,969
Adjustments to reconcile net income to net cash used by operating activities			
Equity in undistributed earnings of banking subsidiary	(1,390,396)	(3,346,110)	(3,041,578)
(Increase) decrease in other assets	(16,743)	4,230	(1,337)
Other	2	-	-
Net cash used by operating activities	(64,639)	(11,168)	(24,946)
Investing activities			
Purchase of land	(138,551)	-	-
Net cash used by investing activities	(138,551)	-	-
Financing activities			
Exercise of employee stock options	364,535	478,090	83,197
Payment of cash in lieu of fractional shares for stock dividend	-	(5,495)	(6,803)
Net cash provided by financing activities	364,535	472,595	76,394
Increase in cash and cash equivalents	161,345	461,427	51,448
Cash and cash equivalents, beginning	1,633,623	1,172,196	1,120,748
Cash and cash equivalents, ending	$ 1,794,968	$ 1,633,623	$ 1,172,196

Board of Directors, Community First Bancorporation and Community First Bank

Dr. Larry S. Bowman Vice Chairman	Orthopedic Surgeon, Blue Ridge Orthopedic Association, P.A.
William M. Brown Secretary	President and Chief Executive Officer, Lindsay Oil Company, Inc.
Robert H. Edwards	President, Edwards Auto Sales, Inc.
Blake L. Griffith	President, Griffith Properties, LLC
John R. Hamrick	President, Lake Keowee Real Estate, Inc. and President, John Hamrick Real Estate
James E. McCoy Chairman	Plant Manager, Walhalla, Timken Company (Manufacturing)
Frederick D. Shepherd, Jr.	President, Chief Executive Officer and Treasurer, Community First Bancorporation and Community First Bank
Gary V. Thrift	President, Thrift Development Corporation (General Contractor) and Vice President, Thrift Group, Inc. (Building Supplies)
James E. Turner	Chairman of the Board, Turner's Jewelers, Inc.
Charles L. Winchester	President, Winchester Lumber Company, Inc.

Officers, Community First Bancorporation

Frederick D. Shepherd, Jr.	President, Chief Executive Officer and Treasurer
William M. Brown	Secretary

Anderson Area Advisory Board, Community First Bank

Greg Cole	Owner, Upstate Electric Motor Service Company
Dr. Don C. Garrison	Retired; formerly President of Tri-County Technical College
John M. Geer, Jr.	Retired, formerly District Manager, Duke Power Company
Lance Gray	Vice President, Gray Mortuary, Inc.
Gary McAlister	Builder, Gary McAlister, LLC
James R. "Jimmy" Rogers	Owner, Rogers Outdoor Equipment, Inc.
Dr. William K. Stringer	Veterinarian, Stringer Animal Hospital

Officers and Employees, Community First Bank

Frederick D. Shepherd, Jr.	President, Chief Executive Officer and Treasurer
John F. Day	Senior Vice President
Larry A. Dellinger	Senior Vice President
Jeffery A. Griffith	Senior Vice President
Benjamin L. Hiott	Senior Vice President
Faye K. Meares	Senior Vice President
David L. Peters	Senior Vice President
Roy W. Phillips, Jr.	Senior Vice President
Robert R. Shaw	Senior Vice President
William M. Steele	Senior Vice President
James A. Atkinson	Vice President/Compliance Officer
Terry W. Day	Vice President/Branch Manager
Sheila L. Galloway	Vice President/Branch Manager - Loan Officer
Sandra D. Gravley	Vice President/Loan Operations Officer
Michael L. Morris	Vice President/Business Development – Commercial Loan Officer
Cindy H. Swafford	Vice President/Commercial Banking
Carol G. Wilson	Vice President/Operations Officer
Pamela E. Boggs	Branch Manager/Loan Officer
Scot S. Frith	Branch Manager/Loan Officer
Lori T. Kelley	Branch Manager/Loan Officer
Sonia T. McAbee	Branch Manager/Loan Officer
Matthew G. Evans	Finance/Accounting Officer
Linda G. Kimbrell	Business Development/Loan Officer
J. Andy Machen	Mortgage Loan Officer
Marlene M. Martin	Mortgage Loan Officer
Raymond S. Witt	Loan Collections
Kristen E. Alexander	Senior Customer Specialist
Lillian E. Barrios-Visintainer	Customer Service Representative
Sharon K. Black	Customer Specialist
Eleanor B. Bates	Senior Customer Specialist
Tracy E. Burrell	Loan Specialist
C. Donna Cabaniss	Customer Service Representative
Shirley C. Cagle	Customer Specialist
Melisa N. Cappelen	Accounting Specialist
Stephanie A. Clardy	Customer Specialist
Vivian M. Clark	Senior Operations Specialist
Veronica D. Davidson	Operations Specialist
Linda L. Dean	Customer Specialist
Susan S. Dickson	Customer Specialist
Carol P. Dyar	Senior Customer Specialist
Amanda D. Floyd	Customer Specialist
Lisa F. Ellsworth	Operations Specialist
Rhonda P. Fowler	Loan Specialist
Carol J. Gibson	Customer Specialist
Tara A. Gleason	Customer Senior Representative
Carol A. Greer	Loan Specialist
Sherry H. Harris	Customer Specialist
Jessica J. Heath	Customer Specialist
Jane Anne Heindel	Senior Customer Specialist
Marie V. Hendrix	Customer Service Representative
Lisa R. Hogan	Operations Specialist
Debra L Holbrooks	Customer Specialist
Ashlee D. Hughes	Senior Customer Specialist
Shannan D. Jenkins	Senior Customer Specialist
Renee J. Kelley	Customer Service Assistant
Sandra T. King	Customer Specialist
Catherine Lee	Customer Specialist
Jennifer N. Lee	Customer Specialist

Officers and Employees, Community First Bank (continued)

Tommy R. Lusk	Loan Specialist
Dorothy E. Martin	Customer Specialist
Lori C. Masters	Customer Specialist
Christianne J. McMahan	Customer Specialist
Tracey V. McSwain	Operations Specialist
Judy A. Miller	Customer Specialist
Paula E. Millwood	Loan Processor/Loan Department
Miranda P. Morris	Customer Specialist
Sylvia T. Nichols	Operations Specialist
Jera J. Oliver	Customer Specialist
Kathleen A. Omick	Senior Customer Service Representative
Carrie A. Prather	Customer Specialist
Janice L. Ragonese	Executive Administrative Assistant/Receptionist
Serena D. Reid	Senior Customer Specialist
Martha A. Rholetter	Customer Specialist
Louise M. Robinson	Customer Service Representative
Mary L. Robinson	Customer Specialist
Kathy M. Rowland	Proof Supervisor
Diane F. Sheriff	Customer Specialist
Crystal M. Skelton	Customer Specialist
Hattie M. Smith	Customer Specialist
Kathy B. Smith	Loan Specialist
Tonya M. Stamey	Customer Specialist
Beth K. Stroud	Customer Specialist
Sandra W. Tippett	Operations Specialist
Patricia A. Vinson	Customer Specialist
Brandi M. Wald	Customer Specialist
Lindsy J. Wallace	Loan Specialist
Amanda W. Watkins	Senior Customer Specialist
Crystal D. White	Customer Service Representative
Susan M. Williams	Customer Specialist
Lisa L. Willis	Customer Specialist
Joyce C. Winkler	Customer Service Representative
Sherra P. Wood	Customer Service Representative
Vilmarie Wright	Customer Specialist

Stock Transfer Agent

Transfer Online, Inc.
317 SW Alder Street, 2nd Floor
Portland, Oregon 97204
(503) 227-2950
info@transferOnline.com
www.transferOnline.com

Primary Market Maker

Morgan Keegan & Company, Inc.
Stock Symbol – CFOK.OB

Community First Bank Website: www.c1stbank.com

This Annual Report serves as the **ANNUAL FINANCIAL DISCLOSURE STATEMENT** furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations. **THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE, BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.** Community First Bancorporation will furnish free of charge a copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission upon written request to Frederick D. Shepherd, Jr., President, Community First Bancorporation, Post Office Box 1097, Walhalla, South Carolina 29691. The Form 10-K is also available on the Securities and Exchange Commission's website at www.sec.gov

COMMUNITY FIRST
BANCORPORATION

1600 Sandifer Blvd.
Seneca, SC 29678
(864) 882-2575

3685 Blue Ridge Blvd.
Walhalla, SC 29691
(864) 638-2105

1101 East Main Street
Westminster, SC 29693
(864) 647-9554

449 Hwy 123 Bypass
Seneca, SC 29678
(864) 886-0206

2007 E Greenville St.
Anderson, SC 29621
(864) 224-0178

4002 Clemson Blvd.
Anderson, SC 29621
(864) 222-2440

208 East Main Street
Williamston, SC 29697
(864) 847-5109